Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS .2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION.4 SELECTED FINANCIAL DATA .5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS.7 RECENT DEVELOPMENTS .27 SIGNATURES .34 FINANCIAL STATEMENTS .35

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 215 to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, or our 2020 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2020 Form 20-F; General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threat; General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements;

Regulation and liquidation of our business on a consolidated basis; Obstacles for holders of our shares and ADSs to receive dividends; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Losses associated with counterparty exposure; Our exposure to the Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business; Difficulties during the integration of acquired or merged businesses; Effects from socio-environmental issues; and Other risk factors as set forth in our 2020 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our consolidated balance sheet included in this Form 6-K is at September 30, 2021 and December 31, 2020 and the reference dates for information derived from our consolidated statement of income are the nine-month periods ended September 30, 2021 and 2020, except where otherwise indicated. Our unaudited interim consolidated financial statements at September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020, included at the end of this Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our unaudited interim consolidated financial statements at September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 were the subject of a limited review in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included in this Form 6-K. Our unaudited interim consolidated financial statements are presented at September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

Income Information	For the nine-month period ended September 30, 2021	2020	Variation
	(In millions of R$, except percentages and basis points)		%
Operating Revenues	91,012	63,267	43.9
Net interest income[1]	54,494	30,349	79.6
Non-interest income[2]	36,518	32,918	10.9
Expected Loss from Financial Assets and Claims	(8,210)	(21,770)	(62.3)
Other operating income (expenses)	(50,843)	(50,158)	1.4
Net income attributable to owners of the parent company	20,164	9,914	103.4
Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	19.0%	12.9%	610 bps
Return on Average Equity – Annualized - Consolidated[4]	18.5%	10.1%	840 bps

(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income.
(3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$20,662 million and R$12,687 million in the nine-month periods ended September 30, 2021 and 2020, respectively) by the Average Stockholders' Equity adjusted by the dividends proposed (R$145,302 million and R$131,006 million in the nine-month periods ended September 30, 2021 and 2020, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders' or Board meetings.
(4) The return on average equity is calculated by dividing the Net Income (R$20,164 million and R$9,914 million in the nine-month periods ended September 30, 2021 and 2020, respectively) by the Average Stockholders' Equity adjusted by the dividends proposed (R$145,302 million and R$131,006 million in the nine-month periods ended September 30, 2021 and 2020, respectively). This average considers the Stockholders' Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings.

Balance Sheet Information	As of September 30, 2021	As of December 31, 2020	Variation
	(In millions of R$, except percentages and basis points)		%
Total assets	2,043,009	2,019,251	1.2
Total loans and finance lease operations	772,064	714,104	8.1
(-) Provision for expected loss	(39,251)	(47,051)	(16.6)
Common Equity Tier I Ratio - in %	11.3%	11.5%	-20 bps
Tier I Ratio - in %	12.9%	13.2%	-30 bps
Total Capital Ratio - in %	14.7%	14.5%	20 bps

Other Information	For the nine-month period ended September 30, 2021	2020	Variation %
Net income per share – R$ [1]	2.06	1.02	102.0
Weighted average number of outstanding shares - basic	9,776,079,428	9,758,667,061	0.2
Total Number of Employees	98,764	96,948	1.9
Brazil	86,195	84,272	2.3
Abroad	12,569	12,676	(0.8)
Total Branches and CSBs – Client Service Branches	4,319	4,431	(2.5)
ATM – Automated Teller Machines [2]	45,472	45,889	(0.9)

(1) Calculated based on the weighted average number of outstanding shares for the period.

(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in "Item 4. Information on the Company" in our 2020 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" herein and in our 2020 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the nine-month periods ended September 30, 2021 and 2020. The interest rates cited are expressed in Brazilian *reais* and include the effect of the variation of the *real* against foreign currencies. For more information on the products and services we offer, see "Item 4. Information on the Company" in our 2020 Form 20-F.

Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the nine-month period ended September 30,		Variation	
	2021	2020	R$ million	%
	(In millions of R$)			
Operating revenues	**91,012**	**63,267**	**27,745**	**43.9**
Net interest income[1]	54,494	30,349	24,145	79.6
Non-interest income[2]	36,518	32,918	3,600	10.9
Expected loss from financial assets and claims	**(8,210)**	**(21,770)**	**13,560**	**(62.3)**
Other operating income (expenses)	**(50,843)**	**(50,158)**	**(685)**	**1.4**
Net income before income tax and social contribution	**31,959**	**(8,661)**	**40,620**	**(469.0)**
Current and deferred income and social contribution taxes	(10,605)	15,535	(26,140)	(168.3)
Net income	**21,354**	**6,874**	**14,480**	**210.6**
Net income attributable to owners of the parent company	**20,164**	**9,914**	**10,250**	**103.4**

(1) Includes:

(i) interest and similar income (R$89,617 million and R$90,056 million in the nine-month periods ended September 30, 2021 and 2020, respectively);

(ii) interest and similar expenses (R$(44,470) million and R$(62,919) million in the nine-month periods ended September 30, 2021 and 2020, respectively);

(iii) income of financial assets and liabilities at fair value through profit or loss (R$11,037 million and R$(249) million in the nine-month periods ended September 30, 2021 and 2020, respectively); and

(iv) foreign exchange results and exchange variations in foreign transactions (R$(1,690) million and R$3,461 million in the nine-month periods ended September 30, 2021 and 2020, respectively).

(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

<u>Nine-month period ended September 30, 2021 compared to nine-month period ended September 30, 2020.</u>

<u>Net income attributable to owners of the parent company</u> increased by 103.4% to R$20,164 million for the nine-month period ended September 30, 2021 from R$9,914 million for the same period of 2020. This result is mainly due to a 43.9% increase in operating revenues and a 62.3% decrease in expected loss from financial assets and claims. The decrease in current and deferred income and social contribution taxes by R$26,140 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below:

Net interest income increased by R$24,145 million, or 79.6%, for the nine-month period ended September

30, 2021 compared to the same period of 2020, mainly due to (i) a decrease of R$18,449 million in interest and similar expenses, especially due to exchange rate variations as further described below, and (ii) an increase of R$11,286 million in income of financial assets and liabilities at fair value through profit or loss, due to the the lower negative effect for the nine-month period ended September 30, 2021, compared to the same period of 2020 of hedging instruments for our investments abroad, which was partially offset by a decrease of R$5,151 million in foreign exchange results and exchange variations in foreign transactions due to the exchange rate variations during the period. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal depreciation of the real against the U.S. dollar was 4.7% from September 30, 2021 compared to December 31, 2020, and a depreciation of 39.9% from September 30, 2020 compared to December 31, 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$1,813 million for the nine-month period ended September 30, 2021, compared to a gain of R$19,556 million for the same period of 2020. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$6,402 million for the nine-month period ended September 30, 2021 compared to the same period of 2020. o Interest and similar income decreased by 0.5% for the nine-month period ended September 30, 2021 compared to the same period of 2020, due to a decrease of R$2,326 million in income from securities purchased under agreements to resell as consequence of the lower balance due to (i) the increase in the volume of credit operations, especially in mortgage loan, and debentures, and (ii) a decrease in financial assets at fair value through other comprehensive income of R$2,289 million mainly due to exchange rate variations, partially offset by an increase of R$3,667 million in income from our loan operations. The income from our loan portfolio increased by 5.9% for the nine-month period ended September 30, 2021 compared to the same period of 2020, mainly due to: higher interest rates on our own working capital, partially offset by lower spreads on credit products. As of September 30, 2021, the SELIC rate was 6.25% per annum compared to 2.0% per annum as of September 30, 2020. o Interest and similar expenses decreased by 29.3% for the nine-month period ended September 30, 2021 compared to the same period of 2020, due to: (i) a decrease of R$15,110 million in expenses from interbank market funds, mainly due to exchange rate variations; (ii) a decrease of R$3,472 million in expenses from securities sold under repurchase agreements, due to a R$36,888 million decrease in the balance of our securities sold under repurchase agreements; and (iii) a decrease of R$1,673 million in expenses from deposits as a result of lower interest rates, which was partially offset by an increase of R$19,562 million in the balance of demand deposits. The result of the decreases in (i), (ii) and (iii) mentioned above was partially offset by an increase in expenses from technical provisions for insurance and private pension plans, which increased by R$1,343 million in the nine-month period ended on September 30, 2021 compared with the same period of 2020, as a result of higher retained claims, driven by the COVID-19 pandemic which affected the entire insurance market. Please see “Note 21 - Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our unaudited interim consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 10.9% to R$36,518 million for the nine-month period ended September 30, 2021 compared to the same period of 2020. This increase was mainly due to a 12.3%, or R$1,232 million, increase in revenue from credit and debit cards, driven by higher revenues from the issuance of cards, partially offset by lower revenues from annual fees and credit limit fees, compared to the same period in 2020. In addition, we had a 36.9%, or R$766 million, increase in income from economic financial advisory services and brokerage services, driven by the higher volumes of transactions in the capital markets. There was also a 9.2%, or R$157 million, increase in the income from credit operations and financial guarantees provided, due to the resumption of economic activity in 2021, with a 42.6% increase in the volume of credit operations, partially offset by lower rates on operations involving the issuance of financial guarantees provided. The following chart shows the main components of our banking service fees for the nine-month periods ended September 30, 2021 and 2020: Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$13,560 million, or 62.3%, for the nine-month period ended September 30, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$11,835 million for the nine-month period ended September 30, 2021 compared to the same period of 2020. This variation was driven by the improvement in the macroeconomic scenario and the improved financial prospects of individuals and companies in the nine-month period ended September 30, 2021, captured by our expected loss provisioning model, which led to a decrease in the provision for loan losses during the period. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 52.3% in the nine-month period ended September 30, 2021 compared to the same period of 2020. Please see “Note 10— Loan and Lease operations” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of September 30, 2021, our 90-day NPL ratio was 2.9%, an increase of 30 basis points compared to September 30, 2020. This increase was due to the increase of 110 basis points in the 90-day NPL ratio in respect of our companies loan portfolio, due to the rollover of specific clients that were already adequately provisioned, partially offset by a decrease of 70 basis in the 90-day NPL ratio in respect of our individuals loan portfolio, mainly due to the loan reprofiling measures we offered to our clients in response to the COVID-19 pandemic in 2020. Compared to the balance outstanding as of June 30, 2021, our 90-day NPL ratio increased 20 basis points. In Brazil, our 90-day NPL ratio for the individuals segment as of September 30, 2021 maintained its lowest level since the merger between Itaú and Unibanco. o We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of September 30, 2021, our 15 to 90 days NPL ratio was 1.8%, a decrease of 10 basis points when compared to September 30, 2020. In this period there was an increase of 10 basis points in the 15 to 90-day NPL ratio in respect of our companies loan portfolio, which was mainly due to the increase in delinquencies of very small, small and middle market companies partially offset by the decrease in delinquency in the large and ultra large corporate portfolio. In respect of our individuals loan portfolio, we recorded a decrease of 60 basis points in the 15 to 90-day NPL ratio as of September 30, 2021 compared to September 30, 2020 mainly as a result of (i) the growth of 27.8% in the credit portfolio and (ii) the increase of collateralized credits that historically have lower default rates. Compared to June 30, 2021, we recorded a decrease of 10 basis points in our 15 to 90-day non-performing loans for individuals, mainly due to the shorter overdue period in payroll loans and mortgage loans. The chart below shows a comparison of both NPL ratios for each quarter as of September 30, 2020 through September 30, 2021:

90-day NPL Ratio 15 to 90-days NPL Ratio Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of September 30, 2021, our coverage ratio in BRGAAP was 234% compared to a ratio of 339% as of September 30, 2020. This decrease was mainly due to (i) an increase in our portfolio of loans overdue for over 90 days in our Wholesale Business segment in Brazil and in Latin America, and (ii) lower provisions in Latin America as a consequence of the foreign exchange variations in the period. Compared to June 30, 2021, the 4,900 basis point decrease in our coverage ratio as of September 30, 2021, was mainly due to an increase in our portfolio of loans overdue for over 90 days in respect of specific clients in Latin America and our Wholesale Business segment in Brazil. We believe that the provision we recognized due to the change in the macroeconomic scenario from the second half of March 2021, as captured by our expected loss provisioning model, continues to be at an adequate level of the coverage ratio. The chart below shows a comparison in the coverage ratios for each quarter as of September 30, 2020 through September 30, 2021:

Other Operating Income (Expenses) increased by 1.4 % to an expense of R$ 50,843 million for the nine-month period ended September 30, 2021 from an expense of R$50,158 million for the same period of 2020. For the nine-month period ended September 30, 2021 our operating income (expenses) was impacted by two non-recurring events: (i) the impairment of internally developed software, relating to amortizations of this software in the period; and (ii) a provision for restructuring, as we closed certain branches and returned certain administrative buildings. In the nine-month period ended September 30, 2020 our operating income (expenses) was impacted by an impairment of R$5,906 million recorded by Itaú Corpbanca, in which it recognized goodwill and intangible assets from the businesses combination of Itaú Corpbanca and its subsidiaries. Disregarding the non-recurring events discussed above and other expenses not related to costs, our operating income (expenses) increased by 7.7% to an expense of R$47,632 million for the nine-month period ended September 30, 2021 from an expense of R$44,245 million for the same period of 2020. In addition, this increase in operating income (expenses) was mainly due to the R$2,158 million, or 55.1%, increase in our tax expenses, partially offset by a R$1,452 million, or 3.1%, decrease in our general and administrative expenses for the nine-month period ended September 30, 2021. Please see “Note 23—General and Administrative Expenses” to our unaudited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$10,605 million for the nine-month period ended September 30, 2021, from a gain of R$15,535 million in the nine-month period ended September 30, 2020. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a gain of R$1,621 million for the nine-month period ended September 30, 2021 compared to a gain of R$17,720 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$10,041 million for this period. In 2019, fiscal authorities temporarily decreased the recognition rate for income and social contribution taxes to 40%. However, on March 1, 2020, the recognition rate was increased to 45%, and as from July 1, 2021 to December 31, 2021, the recognition rate temporarily increased to 50%. In the nine-month period ended September 30, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020.

Please see "Note 24 – Taxes" to our unaudited interim consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see "Item 4. Information on the Company" in our 2020 Form 20-F and "Note 30 – Segment Information" to our unaudited interim consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2021 to September 30, 2021:

Summarized Consolidated Statement of Income from January 1, 2021 to September 30, 2021[1]	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated[2]
			(In millions of R$)			
Operating revenues	54,803	27,468	9,890	92,161	(1,149)	91,012
Cost of Credit	(12,664)	(1,370)	-	(14,034)	7,094	(6,940)
Claims	(1,265)	(6)	-	(1,271)	1	(1,270)
Other operating income (expenses)	(29,494)	(13,085)	(902)	(43,481)	(7,362)	(50,843)
Income tax and social contribution	(4,094)	(4,739)	(3,534)	(12,367)	1,762	(10,605)
Non-controlling interest in subsidiaries	(271)	(543)	(474)	(1,288)	98	(1,190)
Net income	**7,015**	**7,725**	**4,980**	**19,720**	**444**	**20,164**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Banking", "(b) Wholesale Banking" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. Nine-month period ended September 30, 2021, compared to the nine-month period ended September 30, 2020: Retail Business This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the nine-month periods ended September 30, 2021 and 2020: Variation Summarized Consolidated Statement of For the nine-month period ended Income - Retail Business September 30, 2021 2020 RS million % (in millions of RS) Operating revenues 54.903 54.829 (26) (0.0) Interest margin 31,089 31,996 (907) (2.8) Non-interest income 23,714 22.833 881 3.9 Cost of credit and claims (12.929) (17.984) 4,055 Other operating income (expenses) (29,494) (29,603) 109 (0.4) Income tax and social contribution (4,094) (2,181) (1913) Non-controlling interest in subsidiaries (271) (101) (170) 168.8 Net income 7,015 4,960 2055 41.4 (1) Non-interest income include commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Retail Business increased by 41.4%, to R$7,015 million for the nine-month period ended September 30, 2021 from R$4,960 million for the same period of 2020. These results are explained as follows: Operating revenues: maintained the same level for the nine-month period ended September 30, 2021 compared to the same period of 2020, due to a decrease of 2.8% in the interest margin driven by the change in the loan portfolio mix with a decrease in revolving credit products and an increase in secured credit products, which was partially offset by an increase of 3.9% in non-interest income. Cost of credit and claims decreased by R$4,055 million for the nine-month period ended September 30, 2021 compared to the same period of 2020, mainly due to the changes in the macroeconomic scenario and the financial prospects of individuals and companies that occurred as from March 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses during the first quarter of 2020. Other operating income (expenses) decreased by R$109 million for the nine-month period ended September 30, 2021 compared to the same period in 2020, mainly due to lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies. Income tax and social contribution for this segment, as well as for the Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution. (b) Wholesale Business This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the nine-month periods ended September 30, 2021 and 2020: For the nine-month period ended Variation Summarized Consolidated Statement of Income Wholesale Business September 30, 2021 2020 R$ million (in millions of RS) Operating revenues 27,468 23,592 3.875 16.4 Interest margin 16,863 14,577 2,286 15.7 Non-interest income 10.605 9.015 1.590 17.6 Cost of credit and claims (1.376) (17.210) 5.834 Other operating income (expenses (13,085) (11,346) (1.239) 10.5 Income tax and social contribution (4,739) 1994) (2.745) Non-controlling interest in subsidiaries (543) (28) (515) 1838.5 Net income 7,725 3,513 4,212 119.9 (T) Non-interest income include commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Wholesale Business increased by 119.9%, to R$7,725 million for the nine-month period ended September 30, 2021 from R$3,513 million for the same period of 2020. These results are explained as follows: Operating revenues: increased by R$3,875 million, or 16.4%, for the nine-month period ended September 30, 2021 compared to the same period of 2020, due to: (i) an increase of 17.6% in non-interest income, especially due to income from advisory and brokerage services, which increased by R$639 million, mainly due to increased activity in the capital markets. As of September 30, 2021, we acted as underwriter on fixed income transactions in Brazil receiving fees totaling R$25,181 million and R$20,892 million in transactions in the equity markets. We were also ranked first in volume of deals by ANBIMA and Dealogic, respectively in those segments. We also provided financial advisory services for 35 M&A transactions in Brazil, receiving fees totaling R$160,446 million and were ranked first place in number of M&A deals by Dealogic; and (ii) an increase of 15.7% in the interest margin, driven by the higher volume of credit. Cost of credit and claims decreased by R$5,834 million for the nine-month period ended September 30, 2021 compared to the same period of 2020 driven by downgrades in the risk ratings of certain clients. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. (c) Activities with the Market + Corporation This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the nine-month periods ended September 30, 2021 and 2020:

Summarized Consolidated Statement of Income For the nine-month period ended Variation Activities with the Market Corporation September 30, 2021 2020 R$ million (in millions of RS) Operating revenues 9,990 7,194 2,706 37.7 Interest margin 8.989 5.935 3,054 51.5 Non-interest income 901 1.248 1348) (27.9) Cost of credit and claims 6 16) Other operating income (expenses) (902) (351) ( (551) 156.9 Income tax and social contribution (3.534) 12, 130) (1.405) Non-controlling interest in subsidiaries (474) (34) ( (440) 1.288.3 Net income 4.980 4.675 305 6.5 (1) Non-interest income include commissions and banking fees income from insurance and private pension operations before claim and selling expenses and other revenues. 10) Net income from Activities with the Market + Corporation increased by R$ 305 million, or 6.5%, for the nine-month period ended September 30, 2021 from the same period of 2020. We recorded an increase in interest margin, especially in the Trading and Banking books, partially offset by the effects of the spin-off of XP Investimentos at the end of May 2021, and an increase in administrative expenses and minority interests. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of September 30, 2021 and December 31, 2020. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	September 30, 2021	December 31, 2020	R$ million	%
	(In millions of R$)			
Cash	42,222	46,224	(4,002)	(8.7)
Financial assets at amortized cost	1,310,289	1,275,799	34,490	2.7
Compulsory deposits in the Central Bank of Brazil	99,341	90,059	9,282	10.3
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	390,019	425,432	(35,413)	(8.3)
Loan and lease operations portfolio	772,064	714,104	57,960	8.1
Other financial assets	88,116	93,255	(5,139)	(5.5)
(-) Provision for Expected Loss	(39,251)	(47,051)	7,800	(16.6)
Financial assets at fair value through other comprehensive income	112,335	109,942	2,393	2.2
Financial assets at fair value through profit or loss	465,444	465,581	(137)	(0.0)
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	51,021	55,610	(4,589)	(8.3)
Tax assets	61,698	66,095	(4,397)	(6.7)
Total assets	**2,043,009**	**2,019,251**	**23,758**	**1.2**

September 30, 2021 compared to December 31, 2020.

Total assets increased by R$23,758 million, or 1.2%, as of September 30, 2021 compared to December 31, 2020, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$34,490 million, or 2.7%, as of September 30, 2021, compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio and compulsory deposits in the Central Bank of Brazil, partially offset by a decrease in Interbank deposits, securities purchased under agreements to resell and securities at amortized cost.

Interbank deposits, securities purchased under agreements to resell and securities at amortized cost decreased by R$35,413 million, or 8.3%, as of September 30, 2021 compared to December 31, 2020, mainly due to the decrease of R$49,243 million in securities purchased under agreements to resell due to an increase in our loan portfolio, especially in mortgage loans.

Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell" to our unaudited interim consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$57,960 million, or 8.1%, as of September 30, 2021, compared to December 31, 2020, mainly due to the following increases:

(i) 18.9% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 43.3% for the individuals segment. There was also an increase in vehicle financings associated with higher demand, mainly for used vehicles, which increased by 20.4%. Credit origination increased by 43.7% in the individuals portfolio during the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020; and

(ii) 14.3% in our micro/small and medium businesses loan portfolio, mainly due to an increase in demand for working capital loans due to improved economic activity.

Loan and Lease Operations, by asset type	As of		Variation	
	September 30, 2021	December 31, 2020	R$ million	%
	(In millions of R$)			
Individuals	303,729	255,483	48,246	18.9
Credit card	97,826	87,073	10,753	12.3
Personal loan	38,661	35,346	3,315	9.4
Payroll loans	61,416	55,508	5,908	10.6
Vehicles	28,041	23,290	4,751	20.4
Mortgage loans	77,785	54,266	23,519	43.3
Corporate	128,525	134,521	(5,996)	(4.5)
Micro/Small and Medium Businesses	139,368	121,955	17,413	14.3
Foreign Loans Latin America	200,442	202,145	(1,703)	(0.8)
Total Loan operations and lease operations portfolio	**772,064**	**714,104**	**57,960**	**8.1**

Please see "Note 10—Loan and Lease Operations" to our unaudited interim consolidated financial statements for further details.

Financial assets at fair value through other comprehensive income increased by R$2,393 million, or 2.2% as of September 30, 2021 compared to December 31, 2020, mainly due to the increase of R$6,912 million in Brazilian government securities. This increase was partially offset by the following decreases: (i) R$1,967 million in corporate securities, driven by the decrease of R$637 million in Eurobonds and other corporate securities, due to early settlements and maturities of securities in Corpbanca Chile; and (ii) R$2,552 million in the balance of government securities, particularly in Latin American countries other than Brazil.

Please see "Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities" to our unaudited interim consolidated financial statements for further details.

Investments in associates and join ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$4,589 million, or 8.3%, as of September 30, 2021 compared to December 31, 2020, mainly due to the R$9,433 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our investment in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result Itaú Unibanco no longer holds any equity interest in XP Inc. or in XPart.

Cash decreased by R$4,002 million, or 8.7%, as of September 30, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$5,825 million in dividends and interest on capital in the period.

We present below our summarized balance sheet – liabilities and stockholders' equity as of September 30, 2021 and December 31, 2020. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	September 30, 2021	December 31, 2020	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,587,408	1,579,686	7,722	0.5
At Amortized Cost	1,511,796	1,495,641	16,155	1.1
Deposits	818,734	809,010	9,724	1.2
Securities sold under repurchase agreements	266,666	273,364	(6,698)	(2.5)
Interbank market funds, Institutional market funds and other financial liabilities	426,396	413,267	13,129	3.2
At Fair Value Through Profit or Loss	70,984	79,653	(8,669)	(10.9)
Provision for Expected Loss	4,628	4,392	236	5.4
Provision for insurance and private pensions	216,421	221,000	(4,579)	(2.1)
Provisions	20,215	19,819	396	2.0
Tax liabilities	7,169	5,710	1,459	25.6
Other liabilities	52,834	38,511	14,323	37.2
Total liabilities	**1,884,047**	**1,864,726**	**19,321**	**1.0**
Total stockholders' equity attributed to the owners of the parent company	**147,606**	**142,993**	**4,613**	**3.2**
Non-controlling interests	11,356	11,532	(176)	(1.5)
Total stockholders' equity	**158,962**	**154,525**	**4,437**	**2.9**
Total liabilities and stockholders' equity	**2,043,009**	**2,019,251**	**23,758**	**1.2**

Total liabilities and stockholders' equity increased by R$23,758 million, or 1.2% as of September 30, 2021 compared to December 31, 2020, mainly due to an increase in financial liabilities at amortized cost and financial liabilities at fair value through profit or loss. These results are detailed as follows:

Deposits increased by R$9,724 million as of September 30, 2021 compared to December 31, 2020, mainly due to an increase of R$ 12,584 million in demand deposits, and R$8,092 million in savings deposits. This increase was partially offset by a decrease of R$ 11,247 million in time deposits. This decrease is mainly due to the effect of exchange rate variations on our operations in Latin America combined with a change in investor risk appetite.

Please see "Note 15 – Deposits" to our unaudited interim consolidated financial statements for further details.

Securities sold under repurchase agreements decreased by R$6,698 million, or 2.5.%, as of September 30, 2021 compared to December 31, 2020, mainly due to a R$34,325 million decrease in assets received as collateral and R$ 17,887million decrease in securities with right to sell or repledge the collateral. This result was partially offset by an increase of R$45,514 million in assets pledged as collateral, especially government securities.

Please see "Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds" to our unaudited interim consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$13,129 million, or 3.2 %, as of September 30, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$11,979 million in guaranteed real estate bills, mainly due to tax exemptions for individuals, and (ii) R$11,324 million in obligations on securities issued abroad, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$13,848 million in financial bills as of September 30, 2021 compared to December 31, 2020.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market

Funds” to our unaudited interim consolidated financial statements for further details. Financial liabilities at fair value through profit and loss decreased by R$8,669 million, or 10.9%, as of September 30, 2021, compared to December 31, 2020, mainly due to a R$8,735 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This decrease is related to a reduction in market volatility in 2021. Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details. Total Stockholders’ equity attributable to the owners of the parent company increased by 3.2% as of September 30, 2021 compared to December 31, 2020, mainly due to R$10,250 million increase in the net income attributable to owners of the parent company in the period, as a result of the net income of R$20,164 million as of September 30, 2021, partially offset by the negative effect of R$9,985 million in the partial spin-off of our investment in XP Inc. into a new company, XPart, in May 2021. Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks. In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of September 30, As of December 31 2021 2020 in R$ million, except percentages) Available capital amounts Common Equity Tier 1 (CET1) 123.547 119.900 Tier 14.409 137,67 Total capital 154090 151244 Risk-weighted assets amounts) Total risk-weighted assets RWA) 1.095,104 10.02.2017 Risk-based capital ratios as a percentage of RWA Common Equity Tier I radio (9) 113% 113% Tier I ratio (%) 12.9% 13.2% Total capital ratio 14.7% 14.5% Additional CET1buffer requirements as a percentage of RWA Capital conservation buffer requirement 1.625 1254 Countercyclical buffer requirement 0,0% 0.0% Bank G-SIB and/or D-se additional requirements (5) 10% 1.0% Total of bank Cemi spec nic buffer requirements (94) 2.02300 For purposes of cacating the conservation capitalbuffer, ACENTE, estables, for defined pero percentages to be applied to the value with a gradual increase printer treaches 2.3% The counterdica catalbuffer shed by the Pianistability committee and current is set to 20 As of September 30, 2021, our Total Capital reached R$161,099 million, an increase of R$9,855 million compared to December 31, 2020 and our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.7%, an increase of 20 basis points compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends, and the issuances of Tier II Subordinated Notes, partially offset by the increase in credit risk weighted assets. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. On September 30, 2021, our Fixed Assets Ratio reached 17.6%, which presents a buffer of R$52,232 million. 12.9% 1.6% 1.6% 11.9% 11.3% Net Income in the quarter Tieri Jun-21 Credit Risk-Weighted Assets - Portfolio Prudential and Equity Adjustments Foreign exchange variation Tieri Sep-21 Common Equity Tier I (CETI) Additional Tier I(AT1) Our Tier I ratio decreased 60 basis points in relation to June 30, 2021. The reduction was driven by an increase in the prudential adjustments and in the Credit Risk Weighted Assets, partially offset by the net income for the period. Please see “Note 32 – Risk and Capital Management” of our unaudited interim consolidated financial statements in IFRS for further details about regulatory capital. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figures to the Central Bank on a quarterly basis.

We present below a discussion of our LCR for the three-month period ended on September 30, 2021 and NSFR as of September 30, 2021.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month periods ended	
	September 30, 2021	December 31, 2020
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	315,791	343,174
Cash Outflows[2]	322,017	309,652
Cash Inflows[3]	137,450	133,297
Total Net Cash Outflows	184,568	176,355
LCR%	**171.1%**	**194.6%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of September 30, 2021 was 171.1% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of September 30, 2021	As of December 31, 2020
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	978,802	956,033
Total Required Stable Funding (RSF)[2]	811,430	758,907
NSFR (%)	**120.6%**	**126.0%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of September 30, 2021, our ASF totaled R$ 978.8 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$ 811.4 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of September 30, 2021, our NSFR was 120.6% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of September 30, 2021 and 2020:

Operational Liquidity Reserve	As of September 30, 2021	2020	2021 Average Balance[(1)]
	(In millions of R$)		
Cash	42,222	47,069	42,944
Securities purchased under agreements to resell – Funded position [(2)]	45,285	52,388	42,085
Unencumbered government securities [(3)]	175,471	182,266	199,164
Operational reserve	**262,978**	**281,723**	**284,193**

(1) Average calculated based on audited interim financial statements.

(2)Net of R$ 6.079 (R$ 13.886 at 09/30/2020), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding. Capital Expenditures As of September 30, 2021 As of December 31,2020 Capital Expenditures (In millions of R$, except percentages) Fixed Assets 940 1,716 Fixed assets under construction 411 457 Land and buildings 24 38 Leasehold improvements 88 39 Furniture and data processing equipment 383 1,112 Other 34 70 Intangible Assets 6,178 3,591 Goodwill - 287 Association for the promotion and offer of financial products and services 5 -Software developed or obtained for internal use 2,984 2,763 Other intangibles 3,189 541 Total 7,118 5,307 Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of September 30, 2021. The information described is derived from our unaudited interim consolidated financial statements as of and for the nine-month period ended September 30, 2021. As of the date of this Form 6-K, there has been no material change in our capitalization since September 30, 2021.

Capitalization As of September 30, 2021 R$ US$ in millions, except percentages) Current liabilities Deposits 478,811 88,026 Securities sold under repurchase agreements 220,284 10.490 Structured notes 16 3 Derivatives 37.584 6.910 Interbank market funds 97,330 17894 Institutional market funds 30,232 5.558 Other financial liabilities 115.407 21.277 Provision for insurance and private pension 3.592 660 Provisions 1.020 Tax labilities 808 Other Non-financial abilities 50,146 9.219 Total 1043.342 191813 Long-term liabilities Deposits 339.923 62.493 Securities sold under repurchase agreements 46,382 Structured notes 99 18 Derivatives 33,185 6.101 Interbank market funds 68,300 12.557 Institutional market funds 109,035 20.040 Other financial abilities 6,190 1.38 Provision for insurance and private person 212,829 39,120 Provision for Expected Loss 4,628 Provisions 14.671 2697 Tax liabilities 2,495 Other Non-financial abilities 2,683 494 Total 840-427 154.509 Income tax and social contribution-deferred 278 51 Non-controlling interests 11.356 2068 Stockholders’ equity attributed to the owners of the parent company 141,60S 27,136 Total capitalization 2043.009 375.997 BIS ratio 14.7% convenience translation at 3.4394 reais per U.S. dollar, the exchange rate in effect or september 30, 2021 Itaú Unibanco Holdings authorized and outstanding share capital consists of 4,958,298.399 common Shares and 4824396792 preferred shares, of which are fully paid. For more information regarding our share capital Note 13 to our unaudited interim consolidated financial statements as of end for the period ended September 30, 2001 Total capitalization corresponds to the sum of total current sites, long-term liabilities, deferred Income minority interest in subsidiaries and stockholders’ equity. Mi Calculated by dividing total regulatory capital by risk weight assets. 851 Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements.

RECENT DEVELOPMENTS Supervision and Regulation Changes to anti-money laundering regulations applicable to financial institutions On July 27, 2021, the Central Bank published Resolution No. 119, introducing certain changes to Circular No. 3,978/2020, which establishes the regulations and procedures related to anti-money laundering and combating the financing of terrorism applicable to entities subject to the Central Bank´s regulation and supervision. Among other changes introduced by the new rule, financial institutions (and other entities regulated by the Central Bank) are now required to obtain information about their customers’ place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity, as part of their mandatory Know-Your-Client (KYC) procedure. Resolution No. 119 entered into effect on September 1, 2021. Central Bank regulates remunerated voluntary time deposits from financial institutions On August 19, 2021, the Central Bank, as authorized by Law No. 14,185 of July 14, 2021, published Resolution No. 129, which regulates the receipt of voluntary time deposits by the Central Bank from financial and payment institutions, for monetary policy purposes. The new rule establishes the operational aspects of the voluntary time deposits, including: (i) methods of constitution and release of the deposit instruments by the Central Bank; (ii) eligibility criteria of the depositing institutions; (iii) requirements regarding the remuneration rates of the deposit instruments; (iv) criteria for the early release of the funds, as well as (v) adaptations to the regulation of the Central Bank´s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia or “SELIC”), which is the central depository for most securities issued by the National Treasury and/or negotiated with the Central Bank, in order to establish the operational registration guidelines and messaging related to these instruments. The adoption of voluntary deposits by the Central Bank will be preceded by tests in the SELIC systems, aimed at making the new instrument operational. Resolution No. 129 entered into effect on the date of its publication. Central Bank changes the Open Banking implementation schedule and sets forth the minimum scope of data sharing for Stage 4 of Open Banking On August 27, 2021, in response to demands from the Open Banking Governance Body (Estrutura de Governança do Open Banking), the Central Bank published Resolution No. 133, which changed the starting date of Stage 3 of the Open Banking implementation schedule (related to the sharing of payment transaction initiation services, as well as forwarding credit transaction proposals) from August 30 to October 29, 2021. The demands arose from the need for adjustments to the technical specifications for data sharing of payment transaction initiation services and credit transaction proposals, which compromised the certification of the entities subject to the Open Banking ecosystem by the original deadline.

As a result, the implementation schedule has been changed as follows: Stage 1 (completed on February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions. Stage 2 (completed on July 15, 2021): sharing of customer reference data and customer transactional data among the participating institutions. Stage 3 (by October 29, as opposed to the original date of August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals. Stage 4 (by December 15, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions, as well as merchant acquiring services. Additionally, on September 9, 2021, the Central Bank published Resolution No. 138, which sets out the minimum scope of data to be available for sharing during Stage 4 of Open Banking, to be further detailed by the Open Banking Governance Body. The fourth stage of the open banking system, which covers data on foreign exchange, investment, insurance, and open-end private pension transactions, as well as merchant acquiring services, is scheduled to begin on December 15, 2021, when the participating institutions must make the information about the mentioned products and services available to other financial institutions. Regarding investment transactions, the main financial and capital market products offered in Brazil were included in the scope of Stage 4, such as: (i) Banking Time Deposit Certificates (Certificados de Depósito Bancário or CDBs); (ii) Banking Time Deposit Receipts (Recibos de Depósito Bancário or RDBs); (iii) Real Estate Credit Bills (Letras de Crédito Imobiliário or LCIs); (iv) Agribusiness Credit Bills (Letras de Crédito do Agronegócio or LCAs); (v) investment fund quotas; (vi) direct treasury government bonds (títulos do tesouro direto); (vii) stock; (viii) quotas of exchange-traded investment funds (ETFs); (ix) debentures; (x) Certificates of Real Estate Receivables (Certificados de Recebíveis Imobiliários or CRIs); and (xi) Certificates of Agribusiness Receivables (Certificados de Recebíveis do Agronegócio or CRAs) With regard to foreign exchange transactions, effective total value of transactions (VET) and commercial exchange rates will need to be made available. The data referring to merchant acquiring services will cover applied service fees and rates. Finally, the data referring to insurance products and pension plans will follow the scope defined by the National Council of Private Insurance (“CNSP”) and the Superintendence of Private Insurance (“SUSEP”) in CNSP Resolution No. 415/2021 and SUSEP Circular No. 635/2021, respectively, which establish a specific timeline for the implementation of Open Insurance, an exclusive governance body responsible for Open Insurance, as well as specific implementation manuals. Stage 4 of Open Banking will introduce information sharing beyond traditional banking products and services, marking the beginning of the migration from Open Banking to Open Finance in Brazil. Resolution No. 133 and Resolution No. 138 entered into effect on their respective publication dates. Central Bank regulates the PIX Withdrawal and PIX Change services On September 2, 2021, the Central Bank issued Resolutions No. 135 and 136, which regulate the offering of the PIX Withdrawal and PIX Change services by regulated institutions that participate in the Brazilian Instant Payments System. The new services were established by the Central Bank on August 24, 2021 in a meeting of its Collegiate Board, which approved changes to the PIX Regulations.

PIX Withdrawal will allow all the clients of any participating institution to make a withdrawal in kind at one of the points that offer the service. Merchants, shared ATM networks and PIX participants, through their own ATMs, may offer the service. In order to withdraw funds in kind through PIX, the client simply executes a PIX transaction to the withdrawal agent, in a similar dynamic to a normal PIX transaction, by reading a QR Code or through the service provider’s API. With the PIX Change, the dynamic is almost identical. The difference is that the withdrawal of cash can be carried out during a purchase transaction with a merchant that offers PIX as a mean of payment. In this case, the PIX transaction is executed for the total amount (purchase + cash withdrawal). The customer’s invoice will show the amount corresponding to the cash withdrawal and the purchase amount. The offer of the two new products on PIX’s evolving agenda to users is optional, and the final decision to implement PIX Withdrawal and PIX Change is up to the merchants that accept PIX, the companies that own ATM networks, and the financial institutions that have their own ATMs. According to the new rules, the maximum limit for PIX Withdrawal and PIX Change transactions will be R$500 during the day, and R$100 during the night (from 8 pm to 6 am). There will, however, be freedom for the providers of the new Pix products to work with limits lower than these values if they consider it more appropriate to their purposes. Merchants that accept PIX Withdrawal and PIX Change transactions will receive a fee that may vary from R$ 0.25 to R$ 0.95 per transaction, depending on the negotiation the regulated institutions authorized to offer the services. The institution in which the withdrawing user holds their current or payment accounts will be responsible for the payment of said fee. The use of the service will be totally free of charge for the individual end user (including individual microentrepreneurs) for up to 8 transactions per month. PIX Withdrawal and PIX Change adhere to strict security standards for the service - the withdrawal service provider must assess the need to set transactional limits for withdrawal agents, according to data such as profile, location, hours and other security criteria, for example. In addition, PIX Withdrawal, when offered, must be available to all clients of any institution that offers an account that supports PIX transactions. Resolutions No. 135 and 136 entered into effect on November 1, 2021. Central Bank enhances security mechanisms for PIX and other electronic means of payment On September 23, 2021, the Central Bank issued Resolution No. 142, introducing security measures to be adopted by institutions under its regulation and supervision to prevent frauds in the provision of payment services. Resolution No. 142 establishes that financial and payment institutions must limit the provision of payment services for the period from 8 pm to 6 am to a maximum of R$ 1,000 per deposit or prepaid payment account, as applicable. This limit may be increased at the client’s request, upon formalization via the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the change to take effect. Resolution No. 142 required payment service providers to implement the new transaction limit by October 4, 2021. Pursuant to Resolution No. 142, financial and payment institutions must also implement, by November 16, 2021: (i) procedures aimed at evaluating the customer prior to offering the anticipation of the settlement of payment receivables on the same date of the execution of a payment transaction within the scope of payment schemes in which the institutions participate; and

(ii) daily registration of the occurrence of fraud or attempted fraud in the rendering of payment services, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted. This report must be forwarded to the institution audit and risk committees (if instituted), internal audit unit, Executive Board and Board of Directors (if instituted). Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147, which established security mechanisms specific to PIX transactions. The rule also details, within the scope of PIX, the measures established by Resolution No. 142, which applies to all electronic payment methods (including other types of electronic transfers available in Brazil, such as Transferência Eletrônica Disponível – TED or Documento de Ordem de Crédito – DOC). The security measures announced by the Central Bank will enter into effect on November 16, 2021, with the exception of the new transaction limits, which already entered into effect on October 4, 2021. Central Bank and National Monetary Council (“CMN”) modernize rules relating to international payments and transfers The CMN and the Central Bank issued new rules (CMN Resolution No. 4,942 and Central Bank Resolution No. 137, both issued on September 9, 2021) in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive and innovative environment for providing services to citizens and companies that send or receive funds from abroad. The recently enacted rules will allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage and dealership companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without limitation of value, to also occur from the customers’ payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the PIX; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad. The regulation of international payment or transfer services in the foreign exchange market will also be consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries/representatives in international deliverables acquisitions. Such services will be classified in the foreign exchange regulations by the term “eFX”, as provided for in Public Consultation 79. Moreover, it will also be allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to a limit of US$10,000. CMN Resolution No. 4,942 and Central Bank Resolution No. 137 entered into effect on October 1, 2021, with the exception of the permission for payment institutions to operate in the foreign exchange market, which will enter into effect on September 1, 2022.

Central Bank issues regulations on Environmental, Social and Governance (ESG) requirements applicable to financial institutions Following Public Consultations No. 82, 85 and 86 launched by the Central Bank in 2021 under the “Sustainability” pillar of the “Agenda BC#” (which is basically a list of goals to improve the Brazilian National Financial System), a new set of rules was published on September 15, 2021. These new rules aim to improve the disclosure of information, management and governance of social, environmental and climate risks by financial institutions, as well as to bring changes to the rural credit regulations in effect. Resolution No. 140 establishes new conditions for the access to rural credit considering social, environmental and climatic aspects. Among them, one of the main changes is the credit restriction for a producer who is not registered, or whose registration is canceled, in the Rural Environmental Registry (Cadastro Ambiental Rural – CAR). The new resolution also sets forth that rural credit shall not be granted to (i) an enterprise fully or partially inserted in a conservation unit, indigenous land already approved, an area of embargo in force resulting from the economic use of illegally deforested areas in the Amazon; nor (ii) an individual or legal entity registered in the official register of employers who have kept workers in conditions analogous to slavery. CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 with the purpose of highlighting and distinguishing social, environmental and climate risks as necessary for identification, measurement, evaluation, monitoring, reporting, control and mitigation within the risk management structure of financial institutions. The new rule provides for specific definitions to such risks, bringing new and modern concepts to the regulation, such as the inclusion of the two main components of climate risks – physical and of transition – already recognized in international ESG standards. The amended rule also deals with the identification and monitoring of social, environmental and climate risks incurred by financial institutions resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers. Similar provisions were also included in the simplified structure of continuous risk management pertaining to the Simplified Reference Capital (Patrimônio de Referência Simplificado – PRS5) by the new CMN Resolution No. 4,944, which amends CMN Resolution No. 4,606. The CMN issued Resolution No. 4,945, replacing CMN Resolution No. 4,327 of April 25, 2014 on the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental or PRSA). The new rule provides for the inclusion of a climate aspect to the PRSA, which will be named Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática – PRSAC). This new policy to be implemented by financial institutions will take into account the impacts, strategic goals and business opportunities for the financial institutions relating to social, environmental and climate factors. There was also a reduction in the period for reviewing the PRSA, from five to three years. The Central Bank issued Resolution No. 139, regulating the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the “GRSAC Report”) by financial institutions classified in segments S1 (such as us), S2, S3 and S4. Following the propositions of the Public Consultation, this new rule seeks to contemplate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) at the national regulatory level. The GRSAC Report must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and must be made available on the financial institutions’ websites for a period of five years. Finally, on October 6, 2021, the Central Bank published Resolution No. 151, which regulates the remittance of information regarding social, environmental, and climate risks addressed in CMN Resolution No. 4,557 and CMN Resolution No. 4,945 to the Central Bank by authorized institutions. The rule applies to institutions classified in segments S1 (such as us), S2, S3, or S4; and the information that must be sent to the Central Bank is related to the assessment of social, environmental and climate risks related to their exposures in credit and securities transactions, as well as those of their respective debtors. The information to be remitted includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climactic risks, among others. In order to allow financial institutions to adapt their practices and policies to this new set of rules, CMN Resolution No. 4,943/21 and article 16 of CMN Resolution No. 4,945/21 (which revokes CMN Resolution No. 4,327/14) will enter into effect on July 1, 2022, while CMN Resolution No. 4,944/21, the other provisions of CMN Resolution No. 4,945/21 and Central Bank Resolution No. 139/21 will enter into effect on December 1, 2022. Central Bank Resolution No. 151 will enter into effect on July 1, 2021 and Central Bank Resolution No. 140, which specifically provides for rural credit, entered into effect on October 1, 2021. CMN issues rule that authorizes the expansion of transactions with derivatives abroad On September 30, 2021, the CMN issued Resolution No. 4,948, which permits Brazilian banks authorized to transact in the foreign exchange market, such as us, to carry out transactions with derivatives abroad in any form regularly practiced in international markets. Before, transactions with derivatives by Brazilian banks were restricted to hedging transactions of a commercial or financial nature, subject to the variation in the international market of interest rates, foreign currencies, or commodity prices. Among the expected benefits is the expansion of the possibilities of hedging instruments, including for foreign investment in Brazil and for long-term financing, such as infrastructure projects. The measure also contributes to reducing market inefficiencies, increasing integration between the international and domestic financial markets, reducing costs of transactions with derivatives abroad and diversifying the supply of financial instruments. Resolution No. 4,948 will enter into effect on January 2, 2022. Central Bank holds a Public Consultation on the Interchange Fee (TIC) and the settlement period for debit and prepaid cards On October 8, 2021, the Central Bank issued Public Consultation No. 89, proposing to harmonize the rules regarding interchange fees (tarifa de intercâmbio - TIC) and the settlement period applicable to prepaid card transactions (issued by payment institutions that operate as electronic money issuers and manage prepaid payment accounts) to those applicable to debit cards (issued by financial institutions that manage current accounts) - a segment that currently has the interchange fee regulated by Central Bank Circular No. 3,887, of March 26, 2018. The proposed new rule establishes the following restrictions to both debit and prepaid card issuers: maximum limit of 0.5% relative to the interchange fee (TIC), applied to any debit and prepaid card transaction; and prohibition of different maximum terms for making funds available to the receiving end user involving these two payment instruments. Public Consultation No. 89 will be available for comments until November 22, 2021, on the Central Bank’s website. At the end of this period, the proposed suggestions from the relevant stakeholders will be analyzed by the Central Bank, which may impact the final content of the proposed rule.

CMN and Central Bank approve consumer relations rules applicable to financial institutions, consortium administrators and payment institutions On September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with clients and users of products and services of financial institutions and other institutions authorized to operate by the Central Bank. On October 13, 2021, the Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Central Bank. CMN Resolution No. 4,949 and Central Bank Resolution No. 155 set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Under CMN Resolution No. 4,949 and Central Bank Resolution No. 155, institutions authorized to operate by the Central Bank shall prepare and implement an institutional policy for the relation with consumers and users. Such new policy should consolidate guidelines, strategic objectives and organizational values, so that the conduct of the institution’s activities is guided by the principles of ethics, responsibility, transparency and diligence. CMN Resolution No. 4,949 and Central Bank Resolution No. 155 also provide that institutions authorized to operate by the Central Bank and must indicate to such regulatory agency the officer responsible for complying with the obligations provided under the new rules. The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules. CMN Resolution No. 4,949 will enter into effect on March 1, 2022, and Central Bank Resolution No. 155 will enter into effect on October 10, 2022.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: November 18, 2021 Itaú Unibanco Holding S.A. By: /s/ Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

(A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Consolidated financial statements at September 30, 2021 and report on review pwc (A free translation of the original in Portuguese) Report on review of consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Company”) as at September 30, 2021 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in stockholders’ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2021, and the consolidated financial performance for the quarter and nine-month period then ended, and its consolidated cash flows for the nine-month period then ended, in accordance with IAS 34. 2 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. and its subsidiaries Other matters Statement of added value The consolidated financial statements referred to above include the consolidated statement of added value for the nine-month period ended at September 30, 2021. This statement is the responsibility of the Company’s management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - “Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole. São Paulo, November 3, 2021 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 09/30/2021 12/31/2020 Cash 42,222 46,224 Financial Assets 1,888,068 1,851,322 At Amortized Cost 1,310,289 1,275,799 Compulsory deposits in the Central Bank of Brazil 99,341 90,059 Interbank deposits 4 53,225 55,685 Securities purchased under agreements to resell 4 190,708 239,943 Securities 9 146,086 129,804 Loan and lease operations 10 772,064 714,104 Other financial assets 18a 88,116 93,255 (-) Provision for Expected Loss 4, 9 and 10 (39,251) (47,051) At Fair Value Through Other Comprehensive Income 112,335 109,942 Securities 8 112,335 109,942 At Fair Value Through Profit or Loss 465,444 465,581 Securities 5 386,685 389,071 Derivatives 6 and 7 78,644 76,504 Other financial assets 18a 115 6 Tax assets 61,698 66,095 Income tax and social contribution—current 2,807 3,547 Income tax and social contribution—deferred 24b 53,670 56,583 Other 5,221 5,965 Other assets 18a 17,212 15,773 Investments in associates and joint ventures 11 6,137 15,570 Fixed assets, net 13 6,883 6,937 Goodwill and Intangible assets, net 14 20,789 17,330 Total assets 2,043,009 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 09/30/2021 12/31/2020 Financial Liabilities 1,587,408 1,579,686 At Amortized Cost 1,511,796 1,495,641 Deposits 15 818,734 809,010 Securities sold under repurchase agreements 17a 266,666 273,364 Interbank market funds 17b 165,630 156,035 Institutional market funds 17c 139,268 138,308 Other financial liabilities 18b 121,498 118,924 At Fair Value Through Profit or Loss 70,984 79,653 Derivatives 6 and 7 70,770 79,505 Structured notes 16 115 143 Other financial liabilities 18b 99 5 Provision for Expected Loss 10 4,628 4,392 Loan commitments 3,769 3,485 Financial guarantees 859 907 Provision for insurance and private pensions 27c 216,421 221,000 Provisions 29 20,215 19,819 Tax liabilities 24c 7,169 5,710 Income tax and social contribution—current 4,396 2,878 Income tax and social contribution—deferred 24b 278 421 Other 2,495 2,411 Other liabilities 18b 52,834 38,511 Total liabilities 1,884,047 1,864,726 Total stockholders’ equity attributed to the owners of the parent company 147,606 142,993 Capital 19a 90,729 97,148 Treasury shares 19a (528) (907) Capital reserves 19c 2,121 2,326 Revenue reserves 19c 59,866 47,347 Other comprehensive income (4,582) (2,921) Non-controlling interests 19d 11,356 11,532 Total stockholders’ equity 158,962 154,525 Total liabilities and stockholders’ equity 2,043,009 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Operating Revenues		**30,525**	**25,819**	**91,012**	**63,267**
Interest and similar income	21a	37,461	26,075	89,617	90,056
Interest and similar expenses	21b	(20,199)	(11,832)	(44,470)	(62,919)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	4,867	1,047	11,037	(249)
Foreign exchange results and exchange variations in foreign transactions		(4,788)	(830)	(1,690)	3,461
Commissions and Banking Fees	22	10,862	9,666	30,927	28,392
Income from insurance and private pension operations before claim and selling		**1,190**	**1,096**	**3,186**	**3,178**
Revenues from insurance premiums and private pensions		3,726	3,582	10,791	10,832
Change in provision for insurance and private pension		(2,536)	(2,486)	(7,605)	(7,654)
Other income	3	1,132	597	2,405	1,348
Expected Loss from Financial Assets and Claims		**(4,425)**	**(5,671)**	**(8,210)**	**(21,770)**
Expected Loss with Loan and Lease Operations	10c	(4,034)	(4,781)	(8,035)	(19,870)
Expected Loss with Other Financial Asset, net		26	(527)	1,095	(886)
(Expenses) / Recovery of claims		(417)	(363)	(1,270)	(1,014)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**26,100**	**20,148**	**82,802**	**41,497**
Other operating income / (expenses)		**(16,664)**	**(15,287)**	**(50,843)**	**(50,158)**
General and administrative expenses	23	(14,876)	(14,025)	(45,764)	(47,216)
Tax expenses		(1,953)	(1,632)	(6,074)	(3,916)
Share of profit or (loss) in associates and joint ventures	11	165	370	995	974
Income / (loss) before income tax and social contribution		**9,436**	**4,861**	**31,959**	**(8,661)**
Current income tax and social contribution	24a	(2,186)	(2,154)	(6,485)	(8,762)
Deferred income tax and social contribution	24a	(855)	2,392	(4,120)	24,297
Net income / (loss)		**6,395**	**5,099**	**21,354**	**6,874**
Net income attributable to owners of the parent company	25	6,076	4,732	20,164	9,914
Net income / (loss) attributable to non-controlling interests	19d	319	367	1,190	(3,040)
Earnings per share - basic	25				
Common		0.62	0.49	2.06	1.02
Preferred		0.62	0.49	2.06	1.02
Earnings per share - diluted	25				
Common		0.62	0.48	2.05	1.01
Preferred		0.62	0.48	2.05	1.01
Weighted average number of outstanding shares - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,821,596,792	4,804,166,251	4,817,789,069	4,800,376,702
Weighted average number of outstanding shares - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,869,527,257	4,850,418,664	4,855,597,089	4,833,530,654

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Net income / (loss)		**6,395**	**5,099**	**21,354**	**6,874**
Financial assets at fair value through other comprehensive income		**(780)**	**35**	**(1,998)**	**(484)**
Change in fair value		(1,944)	(37)	(4,850)	(80)
Tax effect		1,044	74	2,399	78
(Gains) / losses transferred to income statement		218	(3)	823	(876)
Tax effect		(98)	1	(370)	394
Hedge		**(673)**	**(403)**	**624**	**(4,002)**
Cash flow hedge	**7**	**(115)**	**272**	**510**	**634**
Change in fair value		(225)	540	954	1,212
Tax effect		110	(268)	(444)	(578)
Hedge of net investment in foreign operation	**7**	**(558)**	**(675)**	**114**	**(4,636)**
Change in fair value		(1,101)	(1,336)	148	(8,713)
Tax effect		543	661	(34)	4,077
Remeasurements of liabilities for post-employment benefits (*)		**-**	**2**	**4**	**32**
Remeasurements	26	-	5	4	57
Tax effect		-	(3)	-	(25)
Foreign exchange variation in foreign investments		**866**	**796**	**(291)**	**5,546**
Total other comprehensive income		**(587)**	**430**	**(1,661)**	**1,092**
Total comprehensive income		**5,808**	**5,529**	**19,693**	**7,966**
Comprehensive income attributable to the owners of the parent company		**5,488**	**5,162**	**18,503**	**11,006**
Comprehensive income attributable to non-controlling interests		**320**	**367**	**1,190**	**(3,040)**

(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)

Periods ended September 30, 2021 and 2020

(In millions of Reais)

	Attributed to owners of the parent company											
						Other comprehensive income						
	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**43,022**	**-**	**700**	**(1,339)**	**2,224**	**(5,535)**	**136,925**	**12,540**	**149,465**
Transactions with owners	**-**	**367**	**17**	**-**	**-**	**-**	**-**	**-**	**-**	**384**	**3,078**	**3,462**
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	(183)	-	(183)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	3,078	3,078
Dividends	-	-	-	-	(2,251)	-	-	-	-	(2,251)	(475)	(2,726)
Interest on capital	-	-	-	-	(517)	-	-	-	-	(517)	-	(517)
Dividends / Interest on capital - declared after previous period	-	-	-	(9,811)	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital	-	-	-	-	47	-	-	-	-	47	-	47
Other (3)	-	-	-	42	-	-	-	-	-	42	-	42
Total comprehensive income	**-**	**-**	**-**	**-**	**9,914**	**(484)**	**32**	**5,546**	**(4,002)**	**11,006**	**(3,040)**	**7,966**
Net income	-	-	-	-	9,914	-	-	-	-	9,914	(3,040)	6,874
Other comprehensive income for the period	-	-	-	-	-	(484)	32	5,546	(4,002)	1,092	-	1,092
Appropriations:												
Legal reserve	-	-	-	566	(566)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,627	(6,627)	-	-	-	-	-	-	-
Balance at 09/30/2020	**97,148**	**(907)**	**1,996**	**40,446**	**-**	**216**	**(1,307)**	**7,770**	**(9,537)**	**135,825**	**12,103**	**147,928**
Change in the period	**-**	**367**	**17**	**(2,576)**	**-**	**(484)**	**32**	**5,546**	**(4,002)**	**(1,100)**	**(437)**	**(1,537)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,326**	**47,347**	**-**	**848**	**(1,531)**	**6,854**	**(9,092)**	**142,993**	**11,532**	**154,525**
Transactions with owners	**-**	**379**	**(18)**	**-**	**-**	**-**	**-**	**-**	**-**	**361**	**(1,309)**	**(948)**
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(211)	-	-	-	-	-	-	(211)	-	(211)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	(1,309)	(1,309)
Partial spin-off (Note 3)	(6,419)	-	(187)	(3,457)	-	77	-	(23)	24	(9,985)	-	(9,985)
Dividends	-	-	-	-	(1,320)	-	-	-	-	(1,320)	(57)	(1,377)
Interest on capital	-	-	-	-	(3,622)	-	-	-	-	(3,622)	-	(3,622)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	101	-	-	-	-	101	-	101
Other (3)	-	-	-	487	-	-	-	-	-	487	-	487
Total comprehensive income	**-**	**-**	**-**	**-**	**20,164**	**(2,075)**	**4**	**(268)**	**600**	**18,425**	**1,190**	**19,615**
Net income	-	-	-	-	20,164	-	-	-	-	20,164	1,190	21,354
Other comprehensive income for the period	-	-	-	-	-	(2,075)	4	(268)	600	(1,739)	-	(1,739)
Appropriations:												
Legal reserve	-	-	-	926	(926)	-	-	-	-	-	-	
Statutory reserve	-	-	-	14,397	(14,397)	-	-	-	-	-	-	-
Balance at 09/30/2021	**90,729**	**(528)**	**2,121**	**59,866**	**-**	**(1,150)**	**(1,527)**	**6,563**	**(8,468)**	**147,606**	**11,356**	**158,962**
Change in the period	**(6,419)**	**379**	**(205)**	**12,519**	**-**	**(1,998)**	**4**	**(291)**	**624**	**4,613**	**(176)**	**4,437**

(1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

(2) Includes cash flow hedge and hedge of net investment in foreign operation.

(3) Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 09/30/2021	01/01 to 09/30/2020
Adjusted net income		**46,032**	**50,003**
Net income		21,354	6,874
Adjustments to net income:		**24,678**	**43,129**
Share-based payment		(149)	(110)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		(2,758)	475
Effects of changes in exchange rates on cash and cash equivalents		(2,464)	15,852
Expected Loss from Financial Assets and Claims		8,210	21,770
Income from interest and foreign exchange variation from operations with subordinated debt		16,210	24,183
Provision for insurance and private pension		7,605	7,654
Depreciation and amortization		2,848	2,744
Expense from update / charges on the provision for civil, labor, tax and legal obligations		359	698
Provision for civil, labor, tax and legal obligations		3,052	2,358
Revenue from update / charges on deposits in guarantee		(245)	(272)
Deferred taxes (excluding hedge tax effects)	24b	5,934	(4,740)
Income from share in the net income of associates and joint ventures and other investments		(995)	(974)
Income from Financial assets - At fair value through other		823	(876)
comprehensive income		(10,131)	(20,711)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(4,149)	(9,224)
(Gain) loss on sale of investments and fixed assets		(573)	(163)
Other	23	1,101	4,465
Change in assets and liabilities		**(18,667)**	**14,633**
(Increase) / decrease in assets			
Interbank deposits		5,388	(23,778)
Securities purchased under agreements to resell		43,095	(97,927)
Compulsory deposits with the Central Bank of Brazil		(9,282)	3,294
Loan operations		(72,583)	(116,636)
Derivatives (assets / liabilities)		(5,288)	(3,243)
Financial assets designated at fair value through profit or loss		(443)	(35,572)
Other financial assets		5,269	5,945
Other tax assets		1,484	30
Other assets		2,764	(18,634)
(Decrease) / increase in liabilities			
Deposits		9,724	257,959
Deposits received under securities repurchase agreements		(6,698)	46,971
Funds from interbank markets		9,595	(9,081)
Funds from institutional markets		(3,120)	19,962
Other financial liabilities		2,673	(12,134)
Financial liabilities at fair value throught profit or loss		(28)	9
Provision for insurance and private pension		(13,454)	(10,664)
Provisions		2,932	(941)
Tax liabilities		252	(492)
Other liabilities		14,117	14,812
Payment of income tax and social contribution		(5,064)	(5,247)
Net cash from / (used in) operating activities		**27,365**	**64,636**
Dividends / Interest on capital received from investments in associates and joint ventures		466	428
Cash from the sale of financial assets - At fair value through other comprehensive income		26,243	25,010
Cash upon sale of investments in associates and joint ventures	3	10,593	18
Cash upon sale of fixed assets		150	322
Mutual rescission of intangible assets agreements		68	5
(Purchase) of financial assets at fair value through other comprehensive income		(26,620)	(23,552)
(Purchase) / redemptions of financial assets at amortized cost		(12,040)	10,419
(Purchase) of investments in associates and joint ventures		(15)	(37)
(Purchase) of fixed assets		(940)	(1,085)
(Purchase) of intangible assets	14	(6,178)	(2,642)
Net cash from / (used in) investment activities		**(8,273)**	**8,886**
Funding from institutional markets		8,229	3,149
Redemptions in institutional markets		(20,359)	(9,850)
Change in non-controlling interests stockholders		(1,294)	3,078
Result of delivery of treasury shares		510	494
Partial spin-off	3	(9,985)	-
Dividends and interest on capital paid to non-controlling interests		(72)	(475)
Dividends and interest on capital paid		(5,825)	(11,113)
Net cash from / (used in) financing activities		**(28,796)**	**(14,717)**
Net increase / (decrease) in cash and cash equivalents	**2.4c**	**(9,704)**	**58,805**
Cash and cash equivalents at the beginning of the period		105,823	70,811
Effects of changes in exchange rates on cash and cash equivalents		2,464	(15,852)
Cash and cash equivalents at the end of the period		**98,583**	**113,764**
Cash		42,222	47,069
Interbank deposits		6,816	8,118
Securities purchased under agreements to resell - Collateral held		49,545	58,577
Additional information on cash flow (Mainly Operating activities)			
Interest received		89,290	83,406
Interest paid		51,588	70,649
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,531	1,389

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 09/30/2021 09/30/2020 Income 130,356 124,986 Interest and similar 100,778 112,824 Commissions and Banking Fees 30,927 28,392 Income from insurance and private pension operations before claim 3,186 3,178 Expected Loss with Other Financial Assets (6,940) (20,756) Other 2,405 1,348 Expenses (51,531) (74,501) Interest and similar (44,470) (62,919) Other (7,061) (11,582) Inputs purchased from third parties (14,724) (14,405) Materials, energy and others (315) (243) Third party services, Financial system services, Security and Transportation (5,293) (5,087) Other (9,116) (9,075) Data processing and telecommunications (2,903) (2,862) Advertising, promotions and publication (873) (730) Installations (725) (1,223) Travel expenses (28) (73) Other (4,587) (4,187) Gross added value 64,101 36,080 Depreciation and amortization (3,776) (3,553) Net added value produced by the company 60,325 32,527 Added value received through transfer—Results of equity method 995 974 Total added value to be distributed 61,320 33,501 Distribution of added value 61,320 33,501 Personnel 18,988 16,420 Direct compensation 14,841 12,622 Benefits 3,401 3,225 FGTS – government severance pay fund 746 573 Taxes, fees and contributions 20,490 9,861 Federal 19,280 8,705 Municipal 1,210 1,156 Return on third parties’ capital—Rent 488 346 Other 488 346 Return on capital 21,354 6,874 Dividends and interest on capital 4,942 2,768 Retained earnings attributable to controlling shareholders 15,222 7,146 Retained earnings attributable to non-controlling shareholders 1,190 (3,040) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 09/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 09/30 of 2021 and 2020 for income statement accounts (In millions of Reais, except information per share) Note 1—Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on November 03, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.8

Note 2 – Significant accounting policies Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. New accounting standards changes and interpretations of existing standards Accounting standards applicable for period ended September 30, 2021 Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are: Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts; Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and Early settlement of contracts where there is no agreement between the parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.9

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. Accounting standards recently issued and applicable in future periods IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.10

Topic Consolidation Fair value of financial instruments Effective interest rate Change to financial assets Transfer and write-off of financial assets Expected credit loss Goodwill impairment Deferred income tax and social contribution Defined benefit pension plan Provisions, contingencies and legal liabilities Technical provisions for insurance and private pension Notes Note 2.3 (a) and Note 3 Note 2.3 (b) and Note 28 Note 2.3 (c), Notes 5, 8, 9 and 10 Note 2.3 (d), Notes 5, 8, 9 and 10 Note 2.3 (e), Notes 5, 8, 9 and 10 Note 2.3 (f), Notes 8, 9, 10 and 32 Note 2.3 (g) and Note 14 Note 2.3 (h) and Note 24 Note 2.3 (i) and Note 26 Note 2.3 (j) and Note 29 Note 2.3 (k) and Note 27 Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset. Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.11

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Details on the expected credit loss are in Note 32. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.12

Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.13

Summary of main accounting practices Consolidation Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.14

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency [1]	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2021	12/31/2020	09/30/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. [2]	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	34.16%	34.16%	34.16%	34.16%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [3]	Chilean peso	Chile	Financial institution	39.22%	39.22%	39.22%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.15

Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. Foreign currency translation Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I—Classification and measurement of financial assets Financial assets are classified in the following categories: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.16

Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale; Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.17

assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.18

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.—Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan commitments and financial guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.19

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.20

Fair value hedge The following practices are adopted for these operations: The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.21

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.22

Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.23

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.24

Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.25

Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.26

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: Credit and debit cards—refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines. Current account services—substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order. Economic, Financial and Brokerage Advisory—refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. Funds management—refers to fees charged for the management and performance of investment funds and consortia administration. Credit operations and financial guarantees provided—refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided. Collection services—refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.27

Note 3 – Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. On October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22% . The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.28

The effective acquisition and financial settlement occurred on May 28, 2020.

Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP's total voting capital for approximately R$ 293, then holding the company's control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP's capital.

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	09/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [1]	**189,621**	**1,071**	**190,692**	**239,848**	**87**	**239,935**
Collateral held	58,780	1,055	59,835	63,087	87	63,174
Collateral repledge	**116,528**	**16**	**116,544**	**150,591**	**-**	**150,591**
Assets received as collateral with right to sell or repledge	10,594	-	10,594	20,367	-	20,367
Assets received as collateral without right to sell or repledge	105,934	16	105,950	130,224	-	130,224
Collateral sold	14,313	-	14,313	26,170	-	26,170
Interbank deposits	48,002	5,157	53,159	48,586	7,051	55,637
Total [2]	**237,623**	**6,228**	**243,851**	**288,434**	**7,138**	**295,572**

(1) The amounts of R$ 6,079 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 130,857 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (82) (R$ (56) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-29

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	09/30/2021			12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income) [2]	Fair value
Investment funds	**17,656**	**(272)**	**17,384**	**15,407**	**(1,203)**	**14,204**
Brazilian government securities [1a]	**247,733**	**(1,338)**	**246,395**	**284,280**	**1,605**	**285,885**
Government securities – abroad [1b]	**6,585**	**(19)**	**6,566**	**8,199**	**11**	**8,210**
Argentina	1,956	33	1,989	1,480	18	1,498
Chile	674	(3)	671	839	1	840
Colombia	1,305	(20)	1,285	3,599	4	3,603
United States	2,435	(26)	2,409	2,096	(11)	2,085
Mexico	20	-	20	5	-	5
Paraguay	5	(1)	4	3	-	3
Peru	7	-	7	4	1	5
Uruguay	54	-	54	40	1	41
Italy	129	(2)	127	133	(3)	130
Corporate securities [1c]	**114,563**	**(1,868)**	**112,695**	**78,113**	**(1,081)**	**77,032**
Shares	23,679	(758)	22,921	20,063	(1,016)	19,047
Rural product note	6,705	70	6,775	2,371	(22)	2,349
Bank deposit certificates	144	-	144	729	-	729
Real estate receivables certificates	866	(57)	809	561	(13)	548
Debentures	64,540	(1,131)	63,409	30,022	(85)	29,937
Eurobonds and other	4,785	(16)	4,769	2,341	42	2,383
Financial bills	9,363	(10)	9,353	15,784	(1)	15,783
Promissory notes	3,677	30	3,707	5,588	28	5,616
Other	804	4	808	654	(14)	640
Total	**386,537**	**(3,497)**	**383,040**	**385,999**	**(668)**	**385,331**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 30,443 (R$ 12,181 at 12/31/2020), b) R$ 522 (R$ 765 at 12/31/2020) and c) R$ 15,604 (R$ 8,556 at 12/31/2020), totaling R$ 46,570 (R$ 21,502 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.30

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	09/30/2021		12/31/2020	
	Cost	Fair value	Cost	Fair value
Current	**114,676**	**113,577**	**152,413**	**150,298**
Non-stated maturity	41,335	40,305	35,470	33,251
Up to one year	73,341	73,272	116,943	117,047
Non-current	**271,861**	**269,463**	**233,586**	**235,033**
From one to five years	195,048	194,362	175,530	176,651
From five to ten years	53,577	52,471	37,783	37,600
After ten years	23,236	22,630	20,273	20,782
Total	**386,537**	**383,040**	**385,999**	**385,331**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 198,311 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	09/30/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,652	(7)	3,645
Total	**3,652**	**(7)**	**3,645**

	12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,699	41	3,740
Total	**3,699**	**41**	**3,740**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	09/30/2021		12/31/2020	
	Cost	Fair value	Cost	Fair value
Current	**2,117**	**2,125**	**1,806**	**1,826**
Up to one year	2,117	2,125	1,806	1,826
Non-current	**1,535**	**1,520**	**1,893**	**1,914**
From one to five years	1,535	1,520	1,893	1,914
Total	**3,652**	**3,645**	**3,699**	**3,740**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.31

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 10,096 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 –Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.32

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	09/30/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	39,183	49.8	272	647	2,047	2,597	6,558	27,062
Option agreements	20,303	25.8	1,001	16,186	815	935	675	691
Forwards	12,571	16.0	10,229	1,278	986	76	2	-
Credit derivatives	230	0.3	1	2	1	9	24	193
NDF - Non Deliverable Forward	6,075	7.7	1,620	974	1,305	1,091	613	472
Other Derivative Financial Instruments	282	0.4	130	-	3	5	26	118
Total	**78,644**	**100.0**	**13,253**	**19,087**	**5,157**	**4,713**	**7,898**	**28,536**
% per maturity date			16.9	24.3	6.6	6.0	10.0	36.2

	09/30/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(36,167)	51.2	(236)	(579)	(2,131)	(2,474)	(6,229)	(24,518)
Option agreements	(20,001)	28.3	(1,180)	(15,895)	(723)	(871)	(634)	(698)
Forwards	(9,367)	13.2	(9,358)	-	-	(9)	-	-
Credit derivatives	(155)	0.2	-	-	-	(1)	(6)	(148)
NDF - Non Deliverable Forward	(5,053)	7.1	(1,099)	(1,131)	(1,241)	(646)	(701)	(235)
Other Derivative Financial Instruments	(27)	0.0	-	-	(5)	(5)	(8)	(9)
Total	**(70,770)**	**100.0**	**(11,873)**	**(17,605)**	**(4,100)**	**(4,006)**	**(7,578)**	**(25,608)**
% per maturity date			16.8	24.9	5.8	5.7	10.7	36.1

(*) Comprises R$ (553) (R$ (621) at 12/31/2020) pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.33

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards	2,085	2.7	1,323	367	297	93	5	-
Credit derivatives	156	0.2	-	-	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154
Total	**76,504**	**100.0**	**17,634**	**5,553**	**2,850**	**9,099**	**6,478**	**34,890**
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards	(905)	1.1	(892)	-	(11)	(2)	-	-
Credit derivatives	(76)	0.1	-	-	-	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	-	(1)	(10)	(1)	(14)	(21)
Total	**(79,505)**	**100.0**	**(16,791)**	**(4,290)**	**(2,712)**	**(12,672)**	**(6,895)**	**(36,145)**
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.34

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	09/30/2021	09/30/2021	09/30/2021	09/30/2021
Future contracts	**735,834**	-	-	-
Purchase commitments	**443,538**	-	-	-
Shares	12,126	-	-	-
Commodities	2,156	-	-	-
Interest	405,827	-	-	-
Foreign currency	23,429	-	-	-
Commitments to sell	**292,296**	-	-	-
Shares	13,591	-	-	-
Commodities	3,905	-	-	-
Interest	251,884	-	-	-
Foreign currency	22,916	-	-	-
Swap contracts		**(2,393)**	**5,409**	**3,016**
Asset position	**1,324,771**	**12,855**	**26,328**	**39,183**
Commodities	39	10	-	10
Interest	1,306,402	9,868	25,365	35,233
Foreign currency	18,330	2,977	963	3,940
Liability position	**1,324,771**	**(15,248)**	**(20,919)**	**(36,167)**
Shares	342	(23)	4	(19)
Commodities	197	-	-	-
Interest	1,300,117	(13,282)	(20,926)	(34,208)
Foreign currency	24,115	(1,943)	3	(1,940)
Option contracts	**2,086,271**	**322**	**(20)**	**302**
Purchase commitments – long position	**151,441**	**13,216**	**5,094**	**18,310**
Shares	19,127	619	828	1,447
Commodities	580	21	41	62
Interest	64,951	354	47	401
Foreign currency	66,783	12,222	4,178	16,400
Commitments to sell – long position	**901,371**	**3,393**	**(1,400)**	**1,993**
Shares	17,168	848	433	1,281
Commodities	98	3	1	4
Interest	821,758	180	(162)	18
Foreign currency	62,347	2,362	(1,672)	690
Purchase commitments – short position	**91,693**	**(13,324)**	**(4,894)**	**(18,218)**
Shares	14,267	(324)	(1,022)	(1,346)
Commodities	168	(4)	(8)	(12)
Interest	17,664	(246)	(23)	(269)
Foreign currency	59,594	(12,750)	(3,841)	(16,591)
Commitments to sell – short position	**941,766**	**(2,963)**	**1,180**	**(1,783)**
Shares	17,846	(716)	(460)	(1,176)
Commodities	544	(28)	13	(15)
Interest	864,993	(235)	173	(62)
Foreign currency	58,383	(1,984)	1,454	(530)
Forward operations	**16,420**	**3,213**	**(9)**	**3,204**
Purchases receivable	**5,058**	**5,752**	**(14)**	**5,738**
Shares	649	649	(12)	637
Interest	4,409	5,103	(2)	5,101
Purchases payable obligations	-	**(4,418)**	-	**(4,418)**
Interest	-	(4,418)	-	(4,418)
Sales receivable	**2,450**	**6,833**	-	**6,833**
Shares	2,296	2,261	-	2,261
Interest	18	4,572	-	4,572
Foreign currency	136	-	-	-
Sales deliverable obligations	**8,912**	**(4,954)**	**5**	**(4,949)**
Shares	1	(1)	-	(1)
Interest	4,563	(4,953)	5	(4,948)
Foreign currency	4,348	-	-	-
Credit derivatives	**21,959**	**(488)**	**563**	**75**
Asset position	**14,761**	**(266)**	**496**	**230**
Shares	2,540	(52)	121	69
Commodities	20	-	1	1
Interest	12,201	(214)	374	160
Liability position	**7,198**	**(222)**	**67**	**(155)**
Shares	1,231	(43)	17	(26)
Interest	5,967	(179)	50	(129)
NDF - Non Deliverable Forward	**280,272**	**612**	**410**	**1,022**
Asset position	**131,692**	**5,667**	**408**	**6,075**
Shares	2	-	-	-
Commodities	2,245	575	(9)	566
Foreign currency	129,445	5,092	417	5,509
Liability position	**148,580**	**(5,055)**	**2**	**(5,053)**
Commodities	422	(40)	8	(32)
Foreign currency	148,158	(5,015)	(6)	(5,021)
Other derivative financial instruments	**5,767**	**148**	**107**	**255**
Asset position	**4,955**	**155**	**127**	**282**
Shares	107	-	2	2
Commodities	-	-	2	2
Interest	4,848	155	(8)	147
Foreign currency	-	-	131	131
Liability position	**812**	**(7)**	**(20)**	**(27)**
Shares	619	(7)	(14)	(21)
Commodities	-	-	(3)	(3)
Interest	185	-	(2)	(2)
Foreign currency	8	-	(1)	(1)
	Asset	**47,605**	**31,039**	**78,644**
	Liability	**(46,191)**	**(24,579)**	**(70,770)**
	Total	**1,414**	**6,460**	**7,874**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount (*)	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**09/30/2021**
Future contracts	275,083	275,678	26,766	158,307	735,834
Swap contracts	21,462	237,269	138,678	927,362	1,324,771
Option contracts	734,969	1,241,201	82,845	27,256	2,086,271
Forwards	9,754	6,314	350	2	16,420
Credit derivatives	1,080	3,284	4,162	13,433	21,959
NDF - Non Deliverable Forward	83,806	123,090	36,084	37,292	280,272
Other derivative financial instruments	3	975	623	4,166	5,767

(*) Comprises R$ 310,841 (R$ 353,672 at 12/31/2020) pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-35

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	**781,453**	-	-	-
Purchase commitments	**338,165**	-	-	-
Shares	8,300	-	-	-
Commodities	1,170	-	-	-
Interest	304,454	-	-	-
Foreign currency	24,241	-	-	-
Commitments to sell	**443,288**	-	-	-
Shares	7,535	-	-	-
Commodities	2,201	-	-	-
Interest	397,157	-	-	-
Foreign currency	36,395	-	-	-
Swap contracts		**(6,054)**	**284**	**(5,770)**
Asset position	**1,442,449**	**16,840**	**29,179**	**46,019**
Commodities	278	1	-	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	**1,442,449**	**(22,894)**	**(28,895)**	**(51,789)**
Shares	108	(12)	2	(10)
Commodities	341	(9)	-	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	**1,738,849**	**22**	**134**	**156**
Purchase commitments – long position	**131,134**	**14,538**	**1,828**	**16,366**
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	**743,573**	**2,933**	**1,119**	**4,052**
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	**129,150**	**(13,934)**	**(1,797)**	**(15,731)**
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	**734,992**	**(3,515)**	**(1,016)**	**(4,531)**
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations	**23,989**	**1,195**	**(15)**	**1,180**
Purchases receivable	**18,666**	**1,014**	**(3)**	**1,011**
Shares	304	304	(3)	301
Interest	584	710	-	710
Foreign currency	17,778	-	-	-
Purchases payable obligations	-	**(584)**	-	**(584)**
Interest	-	(584)	-	(584)
Sales receivable	**1,132**	**1,073**	**1**	**1,074**
Shares	770	765	1	766
Interest	-	308	-	308
Foreign currency	362	-	-	-
Sales deliverable obligations	**4,191**	**(308)**	**(13)**	**(321)**
Interest	308	(308)	-	(308)
Foreign currency	3,883	-	(13)	(13)
Credit derivatives	**20,060**	**(432)**	**512**	**80**
Asset position	**15,877**	**(270)**	**426**	**156**
Shares	2,796	(84)	172	88
Commodities	19	-	1	1
Interest	13,062	(186)	253	67
Liability position	**4,183**	**(162)**	**86**	**(76)**
Shares	1,154	(45)	11	(34)
Commodities	3	-	-	-
Interest	3,026	(117)	75	(42)
NDF - Non Deliverable Forward	**313,463**	**1,214**	**(44)**	**1,170**
Asset position	**156,542**	**7,467**	**129**	**7,596**
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	**156,921**	**(6,253)**	**(173)**	**(6,426)**
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	**6,413**	**181**	**2**	**183**
Asset position	**5,274**	**196**	**34**	**230**
Shares	47	(3)	3	-
Interest	5,225	199	(26)	173
Foreign currency	2	-	57	57
Liability position	**1,139**	**(15)**	**(32)**	**(47)**
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	**43,791**	**32,713**	**76,504**
	Liability	**(47,665)**	**(31,840)**	**(79,505)**
	Total	**(3,874)**	**873**	**(3,001)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards	19,013	3,999	972	5	23,989
Credit derivatives	-	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.36

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2021 Future Option NDF—Non Other derivative Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 735,834 754,956 1,975,366 7,430 7,018 75,754—Over-the-counter market—569,815 110,905 8,990 14,941 204,518 5,767 Financial institutions—466,246 79,098 8,972 14,941 79,815 4,800 Companies—99,885 30,830 18—123,830 967 Individuals—3,684 977 — 873—Total 735,834 1,324,771 2,086,271 16,420 21,959 280,272 5,767 12/31/2020 Future Option NDF—Non Other derivative Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 781,453 835,744 1,617,643 23,097 3,743 67,887—Over-the-counter market—606,705 121,206 892 16,317 245,576 6,413 Financial institutions—531,303 84,865 892 16,317 124,124 5,140 Companies—69,337 35,021 — 120,476 1,273 Individuals—6,065 1,320 — 976—Total 781,453 1,442,449 1,738,849 23,989 20,060 313,463 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.37

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	09/30/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,870	1,411	3,939	4,411	109
TRS	6,711	6,711	-	-	-
Total by instrument	**16,581**	**8,122**	**3,939**	**4,411**	**109**
By risk rating					
Investment grade	665	287	302	76	-
Below investment grade	15,916	7,835	3,637	4,335	109
Total by risk	**16,581**	**8,122**	**3,939**	**4,411**	**109**
By reference entity					
Brazilian government	12,770	7,127	1,743	3,845	55
Governments – abroad	250	67	126	57	-
Private entities	3,561	928	2,070	509	54
Total by entity	**16,581**	**8,122**	**3,939**	**4,411**	**109**

	12/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	-	-	-
Total by instrument	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By risk rating					
Investment grade	752	296	372	84	-
Below investment grade	15,603	8,739	3,556	3,288	20
Total by risk	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By reference entity					
Brazilian government	12,433	8,255	1,627	2,551	-
Governments – abroad	243	66	122	55	-
Private entities	3,679	714	2,179	766	20
Total by entity	**16,355**	**9,035**	**3,928**	**3,372**	**20**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.38

09/30/2021 Notional amount of credit Notional amount of credit protection protection sold purchased with identical underlying Net position amount CDS (9,870) 5,378 (4,492) TRS (6,711)—(6,711) Total (16,581) 5,378 (11,203) 12/31/2020 Notional amount of credit Notional amount of credit protection protection sold purchased with identical underlying Net position amount CDS (8,501) 3,705 (4,796) TRS (7,854)—(7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.39

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2021					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	190,692	-	190,692	(3,232)	-	187,460
Derivatives financial instruments	78,644	-	78,644	(14,763)	-	63,881

	12/31/2020					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	239,935	-	239,935	(1,657)	-	238,278
Derivatives financial instruments	76,504	-	76,504	(15,621)	-	60,883

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2021					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	266,666	-	266,666	(39,889)	-	226,777
Derivatives financial instruments	70,770	-	70,770	(14,763)	(238)	55,769

	12/31/2020					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	273,364	-	273,364	(42,161)	-	231,203
Derivatives financial instruments	79,505	-	79,505	(15,621)	(574)	63,310

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.40

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.41

Strategies	Heading	09/30/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	54,050	762	762	54,050	763
Hedge of assets transactions	Loans and lease operations and Securities	8,480	-	(334)	(334)	8,149	(334)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,640	-	(1,273)	(1,273)	30,478	(1,273)
Hedge of loan operations	Loans and lease operations	263	-	1	1	262	3
Hedge of funding	Deposits	-	2,303	10	10	2,313	10
Hedge of assets denominated in UF	Securities	19,656	-	(229)	(229)	19,885	(229)
Foreign exchange risk							
Hedge of highly probable forecast transactions		4,542	-	140	602	4,542	140
Total		**63,581**	**56,353**	**(923)**	**(461)**	**119,679**	**(920)**

Strategies	Heading	12/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	-	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	-	12	12	316	15
Hedge of funding	Deposits	-	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	-	(4)	(4)	16,677	(1)
Foreign exchange risk							
Hedge of highly probable forecast transactions		1,314	-	(105)	148	1,314	(105)
Total		**53,521**	**105,414**	**(1,767)**	**(1,549)**	**160,870**	**(1,766)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 462 (R$ 218 at 12/31/2020).

Hedge Instruments	09/30/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	92,677	100	-	(844)	(845)	1	(13)
Swap	22,460	2,303	19,921	(216)	(218)	2	-
Foreign exchange risk							
Futures	4,542	-	4,634	140	140	-	-
Total	**119,679**	**2,403**	**24,555**	**(920)**	**(923)**	**3**	**(13)**

Hedge Instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	140,567	146	-	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk							
Futures	1,314	5	298	(105)	(105)	-	-
Total	**160,870**	**2,158**	**17,304**	**(1,766)**	**(1,767)**	**1**	**(381)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.42

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	09/30/2021					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	16,629	-	(14,727)	(14,727)	24,415	(14,792)
Total	**16,629**	**-**	**(14,727)**	**(14,727)**	**24,415**	**(14,792)**

Strategies	12/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,277	-	(14,598)	(14,598)	24,619	(14,601)
Total	**15,277**	**-**	**(14,598)**	**(14,598)**	**24,619**	**(14,601)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives.

Hedge instruments	09/30/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	9,552	-	27	(7,939)	(7,897)	(42)	-
Futures / NDF - Non Deliverable	9,067	-	36	(2,821)	(2,795)	(26)	-
Futures / Financial Assets	5,796	5,800	2,732	(4,032)	(4,035)	3	-
Total	**24,415**	**5,800**	**2,795**	**(14,792)**	**(14,727)**	**(65)**	**-**

Hedge instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	5,052	-	31	(3,844)	(3,836)	(8)	-
Futures / NDF - Non Deliverable	15,196	445	-	(8,006)	(7,993)	(13)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,751)	(2,769)	18	-
Total	**24,619**	**5,001**	**2,793**	**(14,601)**	**(14,598)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.43

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	09/30/2021						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,982	-	7,063	-	81	6,982	(83)
Hedge of funding	-	11,010	-	10,586	424	11,010	(422)
Hedge of securities at fair value through other comprehensive income	8,720	-	8,531	-	(189)	8,187	185
Total	**15,702**	**11,010**	**15,594**	**10,586**	**316**	**26,179**	**(320)**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	-	10,412	-	220	10,383	(226)
Total	**19,397**	**10,200**	**20,028**	**11,591**	**(760)**	**29,788**	**741**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 4,456 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.44

Hedge Instruments	09/30/2021				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap (2)	26,179	2	8,696	(320)	(4)
Total	**26,179**	**2**	**8,696**	**(320)**	**(4)**

Hedge Instruments	12/31/2020				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	29,788	2,871	5,812	741	(19)
Total	**29,788**	**2,871**	**5,812**	**741**	**(19)**

(1) Amounts recorded under heading Derivatives.

(2) In the period, the amount of R$ 6,001 is no longer qualified as hedge, with no effect on the result because it is a fair value hedge.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.45

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	09/30/2021			12/31/2020		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	54,050	148	54,050	103,407	158	103,407
Hedge of highly probable forecast transactions	4,542	140	4,542	1,314	(105)	1,314
Hedge of net investment in foreign operations	24,415	3,005	16,629	24,619	2,208	15,277
Hedge of loan operations (Fair value)	6,982	(83)	6,982	9,205	(423)	9,205
Hedge of loan operations (Cash flow)	262	3	263	316	15	327
Hedge of funding (Fair value)	11,010	(422)	11,010	10,200	1,390	10,200
Hedge of funding (Cash flow)	2,313	10	2,303	1,996	(11)	2,007
Hedge of assets transactions	8,149	(334)	8,480	5,743	66	5,673
Hedge of asset-backed securities under repurchase agreements	30,478	(39)	30,640	31,417	(11)	29,533
Hedge of assets denominated in UF	19,885	(229)	19,656	16,677	(1)	16,674
Hedge of securities at fair value through other comprehensive income	8,187	185	8,720	10,383	(226)	10,192
Total		**2,384**			**3,060**	

The table below shows the breakdown by maturity of the hedging strategies:

	09/30/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	9,709	18,724	13,919	5,724	5,206	768	-	54,050
Hedge of highly probable forecast transactions	4,542	-	-	-	-	-	-	4,542
Hedge of net investment in foreign operations (*)	24,415	-	-	-	-	-	-	24,415
Hedge of loan operations (Fair value)	1,420	1,561	957	363	1,148	1,533	-	6,982
Hedge of loan operations (Cash flow)	229	33	-	-	-	-	-	262
Hedge of funding (Fair value)	1,221	912	161	441	3,021	3,897	1,357	11,010
Hedge of funding (Cash flow)	2,121	192	-	-	-	-	-	2,313
Hedge of assets transactions	2,161	-	5,988	-	-	-	-	8,149
Hedge of asset-backed securities under repurchase agreements	2,294	14,993	8,149	4,455	-	587	-	30,478
Hedge of assets denominated in UF	13,732	6,153	-	-	-	-	-	19,885
Hedge of securities at fair value through other comprehensive income	-	-	54	1,326	871	5,428	508	8,187
Total	**61,844**	**42,568**	**29,228**	**12,309**	**10,246**	**12,213**	**1,865**	**170,273**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	-	103,407
Hedge of highly probable forecast transactions	1,314	-	-	-	-	-	-	1,314
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	-	9,205
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	1,996
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	31,417
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	-	719	2,396	-	10,383
Total	**148,388**	**18,753**	**21,249**	**6,127**	**7,850**	**10,334**	**2,576**	**215,277**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021

F.46

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	09/30/2021				12/31/2020			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity) (2)	Expected loss	Fair value
Brazilian government securities (1a)	**76,253**	**(1,392)**	**-**	**74,861**	**65,235**	**2,714**	**-**	**67,949**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad (1b)	**32,816**	**(965)**	**(1)**	**31,850**	**34,365**	**38**	**(1)**	**34,402**
Argentina	150	(3)	-	147	-	-	-	-
Colombia	2,423	(64)	-	2,359	3,913	73	-	3,986
Chile	20,613	(840)	-	19,773	21,639	12	-	21,651
United States	3,550	-	-	3,550	3,751	(1)	-	3,750
Mexico	983	(1)	-	982	1,180	1	-	1,181
Paraguay	3,240	(59)	(1)	3,180	3,008	(60)	(1)	2,947
Uruguay	1,857	2	-	1,859	874	13	-	887
Corporate securities (1c)	**6,422**	**(743)**	**(55)**	**5,624**	**7,799**	**(152)**	**(56)**	**7,591**
Shares	1,632	(783)	-	849	1,640	(258)	-	1,382
Bank deposit certificates	107	-	(1)	106	305	2	-	307
Debentures	318	-	(43)	275	956	(23)	(44)	889
Eurobonds and other	4,347	37	(8)	4,376	4,895	127	(9)	5,013
Financial bills	6	-	-	6	-	-	-	-
Other	12	3	(3)	12	3	-	(3)	-
Total	**115,527**	**(3,100)**	**(92)**	**112,335**	**107,435**	**2,600**	**(93)**	**109,942**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 67,307 (R$ 35,203 at 12/31/2020), b) R$ 3,258 (R$ 2,398 at 12/31/2020) and c) R$ 1,112 (R$ 518 at 12/31/2020), totaling R$ 71,677 (R$ 38,119 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	09/30/2021		12/31/2020	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**29,744**	**28,886**	**33,094**	**32,872**
Non-stated maturity	1,632	849	1,640	1,382
Up to one year	28,112	28,037	31,454	31,490
Non-current	**85,783**	**83,449**	**74,341**	**77,070**
From one to five years	67,213	65,998	52,825	54,452
From five to ten years	12,174	11,778	14,084	14,852
After ten years	6,396	5,673	7,432	7,766
Total	**115,527**	**112,335**	**107,435**	**109,942**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.47

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	09/30/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,632	(783)	-	849
Total	**1,632**	**(783)**	**-**	**849**

	12/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,640	(258)	-	1,382
Total	**1,640**	**(258)**	**-**	**1,382**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	09/30/2021		12/31/2020	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,632**	**849**	**1,640**	**1,382**
Non-stated maturity	1,632	849	1,640	1,382

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 09/30/2021
Financial assets at fair value through other comprehensive income	**(93)**	**(2)**	**(3)**	**6**	**-**	**-**	**-**	**-**	**(92)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	-	-	-	-	-	-	-	**(1)**
Corporate securities	**(56)**	**(2)**	**(3)**	**6**	-	-	-	-	**(55)**
Bank deposit certificate	-	-	(1)	-	-	-	-	-	(1)
Debentures	(44)	1	-	-	-	-	-	-	(43)
Eurobonds and other	(9)	(3)	(2)	6	-	-	-	-	(8)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(8)**	**(17)**	**18**	**-**	**-**	**-**	**-**	**(93)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**2**	**(1)**	**1**	-	-	-	-	**(1)**
Corporate securities	**(47)**	**(10)**	**(16)**	**17**	-	-	-	-	**(56)**
Debentures	(43)	-	(1)	-	-	-	-	-	(44)
Eurobonds and other	(1)	(10)	(15)	17	-	-	-	-	(9)
Other	(3)	-	-	-	-	-	-	-	(3)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.48

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	09/30/2021			12/31/2020		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [1a]	**75,942**	**(39)**	**75,903**	**64,568**	**(44)**	**64,524**
Government securities – abroad	**24,531**	**(20)**	**24,511**	**19,095**	**(14)**	**19,081**
Colombia	917	(4)	913	500	-	500
Chile	803	-	803	705	(1)	704
Korea	5,861	(6)	5,855	3,951	(4)	3,947
Spain	6,448	(7)	6,441	4,847	(3)	4,844
Mexico	10,481	(3)	10,478	9,042	(6)	9,036
Uruguay	21	-	21	50	-	50
Corporate securities [1b]	**45,613**	**(2,004)**	**43,609**	**46,141**	**(3,007)**	**43,134**
Rural product note	4,178	(34)	4,144	3,499	(25)	3,474
Bank deposit certificates	56	-	56	30	-	30
Real estate receivables certificates	4,159	(7)	4,152	4,806	(12)	4,794
Debentures	32,935	(1,938)	30,997	34,849	(2,952)	31,897
Eurobonds and other	485	(13)	472	209	(1)	208
Promissory notes	3,085	(6)	3,079	2,023	(10)	2,013
Other	715	(6)	709	725	(7)	718
Total	**146,086**	**(2,063)**	**144,023**	**129,804**	**(3,065)**	**126,739**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 7,477 (R$ 13,786 at 12/31/2020); and b) R$ 9,287 (R$ 14,364 at 12/31/2020), totaling R$ 16,764 (R$ 28,150 at 12/31/2020).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	09/30/2021		12/31/2020	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**43,562**	**43,415**	**38,285**	**37,672**
Up to one year	43,562	43,415	38,285	37,672
Non-current	**102,524**	**100,608**	**91,519**	**89,067**
From one to five years	76,078	74,984	56,447	55,070
From five to ten years	21,306	20,779	24,434	23,697
After ten years	5,140	4,845	10,638	10,300
Total	**146,086**	**144,023**	**129,804**	**126,739**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-49

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 09/30/2021
Financial assets at amortized cost	**(185)**	**46**	**(81)**	**30**	**-**	**-**	**-**	**-**	**(190)**
Brazilian government securities	**(44)**	**5**	**-**	**-**	**-**	**-**	**-**	**-**	**(39)**
Government securities - abroad	**(14)**	**16**	**(24)**	**2**	**-**	**-**	**-**	**-**	**(20)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	(2)	(2)	-	-	-	-	-	(4)
Korea	(4)	1	(3)	-	-	-	-	-	(6)
Spain	(3)	1	(5)	-	-	-	-	-	(7)
Mexico	(6)	15	(14)	2	-	-	-	-	(3)
Corporate securities	**(127)**	**25**	**(57)**	**28**	**-**	**-**	**-**	**-**	**(131)**
Rural product note	(23)	19	(17)	3	-	-	-	-	(18)
Real estate receivables certificates	(8)	1	-	-	-	-	-	-	(7)
Debentures	(78)	1	(17)	13	-	-	-	-	(81)
Eurobonds and other	(1)	(1)	(20)	9	-	-	-	-	(13)
Promissory notes	(10)	4	(3)	3	-	-	-	-	(6)
Other	(7)	1	-	-	-	-	-	-	(6)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 09/30/2021
Financial assets at amortized cost	**(53)**	**(12)**	**-**	**16**	**-**	**-**	**-**	**-**	**(49)**
Corporate securities	**(53)**	**(12)**	**-**	**16**	**-**	**-**	**-**	**-**	**(49)**
Rural product note	(2)	1	-	-	-	-	-	-	(1)
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	(13)	-	12	-	-	-	-	(48)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 09/30/2021
Financial assets at amortized cost	**(2,827)**	**650**	**(37)**	**390**	**-**	**-**	**-**	**-**	**(1,824)**
Corporate securities	**(2,827)**	**650**	**(37)**	**390**	**-**	**-**	**-**	**-**	**(1,824)**
Rural product note	-	-	(15)	-	-	-	-	-	(15)
Debentures	(2,827)	650	(22)	390	-	-	-	-	(1,809)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(198)**	**(113)**	**(172)**	**311**	**21**	**-**	**-**	**(34)**	**(185)**
Brazilian government securities	**(52)**	**8**	**-**	**-**	**-**	**-**	**-**	**-**	**(44)**
Government securities - abroad	**-**	**8**	**(34)**	**12**	**-**	**-**	**-**	**-**	**(14)**
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	-	(2)	2	-	-	-	-	-
Korea	-	7	(14)	3	-	-	-	-	(4)
Spain	-	-	(3)	-	-	-	-	-	(3)
Mexico	-	2	(15)	7	-	-	-	-	(6)
Corporate securities	**(146)**	**(129)**	**(138)**	**299**	**21**	**-**	**-**	**(34)**	**(127)**
Rural product note	(9)	15	(44)	15	-	-	-	-	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	-	-	-	-	(8)
Debentures	(131)	(124)	(60)	250	21	-	-	(34)	(78)
Eurobonds and other	(1)	(6)	(2)	8	-	-	-	-	(1)
Promissory notes	(3)	(7)	(10)	10	-	-	-	-	(10)
Other	-	3	(13)	3	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Corporate securities	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Rural product note	(5)	(3)	-	5	-	1	-	-	(2)
Real estate receivables certificates	-	(4)	-	-	-	-	-	-	(4)
Debentures	(53)	(1)	(67)	55	-	53	(21)	(13)	(47)
Eurobonds and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Corporate securities	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Rural product note	(33)	(7)	(1)	42	-	-	-	(1)	-
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	-	(53)	(2,827)
Other	(16)	16	(30)	30	-	-	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.50

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 09/30/2021 12/31/2020 Individuals 303,729 255,483 Credit card 97,826 87,073 Personal loan 38,661 35,346 Payroll loans 61,416 55,508 Vehicles 28,041 23,290 Mortgage loans 77,785 54,266 Corporate 128,525 134,521 Micro / small and medium companies 139,368 121,955 Foreign loans—Latin America 200,442 202,145 Total loans and lease operations 772,064 714,104 Provision for Expected Loss (1) (41,734) (48,322) Total loans and lease operations, net of Expected Credit Loss 730,330 665,782 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (859) (R$ (907) at 12/31/2020) and Loan commitments R$ (3,769) (R$ (3,485) at 12/31/2020). By maturity 09/30/2021 12/31/2020 Overdue as from 1 day 19,267 18,683 Falling due up to 3 months 189,142 172,497 Falling due from 3 months to 12 months 188,090 181,033 Falling due after 1 year 375,565 341,891 Total loans and lease operations 772,064 714,104 By concentration 09/30/2021 12/31/2020 Largest debtor 6,100 7,243 10 largest debtors 30,544 37,863 20 largest debtors 45,511 54,812 50 largest debtors 74,495 83,438 100 largest debtors 104,448 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.51

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2021
Individuals	199,158	(21,210)	(1,030)	9,582	-	-	60,887	247,387
Corporate	123,665	(515)	(74)	689	7	-	(2,567)	121,205
Micro / Small and medium companies	96,784	(10,413)	(727)	7,460	86	-	21,059	114,249
Foreign loans - Latin America	167,601	(6,842)	(802)	4,962	48	-	7,782	172,749
Total	**587,208**	**(38,980)**	**(2,633)**	**22,693**	**141**	**-**	**87,161**	**655,590**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2021
Individuals	30,793	(9,582)	(5,141)	21,210	800	-	(4,511)	33,569
Corporate	2,793	(689)	(158)	515	20	-	(531)	1,950
Micro / Small and medium companies	15,965	(7,460)	(2,210)	10,413	568	-	(1,371)	15,905
Foreign loans - Latin America	16,692	(4,962)	(2,049)	6,842	784	-	(2,366)	14,941
Total	**66,243**	**(22,693)**	**(9,558)**	**38,980**	**2,172**	**-**	**(8,779)**	**66,365**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2021
Individuals	25,532	-	(800)	1,030	5,141	(8,326)	196	22,773
Corporate	8,063	(7)	(20)	74	158	(129)	(2,769)	5,370
Micro / Small and medium companies	9,206	(86)	(568)	727	2,210	(1,655)	(620)	9,214
Foreign loans - Latin America	17,852	(48)	(784)	802	2,049	(4,513)	(2,606)	12,752
Total	**60,653**	**(141)**	**(2,172)**	**2,633**	**9,558**	**(14,623)**	**(5,799)**	**50,109**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2021
Individuals	255,483	(8,326)	56,572	303,729
Corporate	134,521	(129)	(5,867)	128,525
Micro / Small and medium companies	121,955	(1,655)	19,068	139,368
Foreign loans - Latin America	202,145	(4,513)	2,810	200,442
Total [2]	**714,104**	**(14,623)**	**72,583**	**772,064**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 26,057 pegged to Libor.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	-	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	-	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	-	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	-	46,762	167,601
Total	**501,889**	**(62,348)**	**(5,818)**	**19,238**	**1,259**	**-**	**132,988**	**587,208**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	-	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	-	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	-	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	-	3,578	16,692
Total	**41,920**	**(19,238)**	**(21,719)**	**62,348**	**2,332**	**-**	**600**	**66,243**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852
Total	**41,982**	**(1,259)**	**(2,332)**	**5,818**	**21,719**	**(13,638)**	**8,363**	**60,653**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145
Total [2]	**585,791**	**(13,638)**	**141,951**	**714,104**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 40,454 pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-52

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [(1)]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2021
Individuals	(5,403)	990	130	(442)	-	-	(1,295)	(6,020)
Corporate	(740)	32	3	(50)	(2)	-	(19)	(776)
Micro / Small and medium companies	(1,273)	430	46	(348)	(34)	-	(271)	(1,450)
Foreign loans - Latin America	(2,389)	185	9	(157)	(36)	-	(60)	(2,448)
Total	**(9,805)**	**1,637**	**188**	**(997)**	**(72)**	**-**	**(1,645)**	**(10,694)**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2021
Individuals	(3,255)	442	1,879	(990)	(55)	-	(1,661)	(3,640)
Corporate	(1,261)	50	26	(32)	(6)	-	216	(1,007)
Micro / Small and medium companies	(1,337)	348	523	(430)	(91)	-	(292)	(1,279)
Foreign loans - Latin America	(2,029)	157	390	(185)	(233)	-	(24)	(1,924)
Total	**(7,882)**	**997**	**2,818**	**(1,637)**	**(385)**	**-**	**(1,761)**	**(7,850)**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 09/30/2021
Individuals	(12,472)	-	55	(130)	(1,879)	8,326	(5,426)	(11,526)
Corporate	(5,952)	2	6	(3)	(26)	129	2,354	(3,490)
Micro / Small and medium companies	(3,759)	34	91	(46)	(523)	1,655	(1,622)	(4,170)
Foreign loans - Latin America	(8,452)	36	233	(9)	(390)	4,513	65	(4,004)
Total	**(30,635)**	**72**	**385**	**(188)**	**(2,818)**	**14,623**	**(4,629)**	**(23,190)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance at 09/30/2021 [(2)]
Individuals	(21,130)	8,326	(8,382)	(21,186)
Corporate	(7,953)	129	2,551	(5,273)
Micro / Small and medium companies	(6,369)	1,655	(2,185)	(6,899)
Foreign loans - Latin America	(12,870)	4,513	(19)	(8,376)
Total	**(48,322)**	**14,623**	**(8,035)**	**(41,734)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises Expected Credit Loss for Financial Guarantees R$ (859) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,769) (R$ (3,485) at 12/31/2020).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [(1)]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	-	-	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	-	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	-	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	-	(1,708)	(2,389)
Total	**(8,166)**	**2,719**	**803**	**(1,115)**	**(70)**	**-**	**(3,976)**	**(9,805)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	-	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	-	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	-	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	-	(959)	(2,029)
Total	**(6,557)**	**1,115**	**5,569**	**(2,719)**	**(388)**	**-**	**(4,902)**	**(7,882)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	-	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)
Total	**(22,785)**	**70**	**388**	**(803)**	**(5,569)**	**13,638**	**(15,574)**	**(30,635)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal [(2)]	Closing balance at 12/31/2020 [(3)]
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)
Total	**(37,508)**	**13,638**	**(24,452)**	**(48,322)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-53

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	09/30/2021			12/31/2020		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,864**	**(592)**	**2,272**	**2,277**	**(597)**	**1,680**
Up to 1 year	2,864	(592)	2,272	2,277	(597)	1,680
Non-current	**9,230**	**(2,785)**	**6,445**	**10,553**	**(2,956)**	**7,597**
From 1 to 2 years	1,684	(442)	1,242	1,809	(472)	1,337
From 2 to 3 years	1,372	(365)	1,007	1,424	(398)	1,026
From 3 to 4 years	1,045	(300)	745	1,153	(337)	816
From 4 to 5 years	851	(256)	595	930	(289)	641
Over 5 years	4,278	(1,422)	2,856	5,237	(1,460)	3,777
Total	**12,094**	**(3,377)**	**8,717**	**12,830**	**(3,553)**	**9,277**

Financial lease revenues are composed of:

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Financial Income	177	151	539	475
Variable payments	3	10	8	31
Total	**180**	**161**	**547**	**506**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2021				12/31/2020			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	258	257	255	254	349	366	347	362
Working capital	832	832	827	827	1,297	1,299	1,310	1,312
Total	**1,090**	**1,089**	**1,082**	**1,081**	**1,646**	**1,665**	**1,657**	**1,674**

(*) Under Other liabilities.

From 01/01 to 09/30/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 657, net of the Allowance for Loan Losses (R$ 157 from 01/01 to 09/30/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.54

Note 11—Investments in associates and joint ventures a} The following table presents non-material individual investments of ITAO UNIBANCO HOLDING: 0913012021 01101 to 0913012021 Equity in Other comprehensive Investment Total Income earnings income Associates (1) 5,912 1,053 (48) 1,005 Joint ventures (2) 225 (58) (58) Total 6,137 995 (48) 947 1213112020 01101 to 0913012020 Equity in Other comprehensive Investment Total Income earnings income Associates (1) 15,344 1’ 104 (24) 1,080 Joint ventures (2) 226 (130) (130) Total 15,570 974 (24) 950 (1} At 09/.J012021, this includes interest in total caplal and voting caplal ofthe following conJJanies: Pr.Naler SA. (52.64% total caplal and42.37% voting caplal, 52.65% tdal capital and 42.42% voting capital at 12131/2020}; Porto Seguro /tau Unibanco Parlicipa¢es S.A. (42.93% total and voting capital; 42.93% at 12131/2020}; BSF Holding S.A. (49% total and voting caplal; 49% at 12131/2020}; Gestora de lnteligencia de Credlo S.A. (20% total and voting caplal; 20% at 12131/2020}, CotrJ)ania Uruguaya de Medias de Procesamiento S.A. (29.24% total and Wing caplal; 31.47% at 12131/2020}; Rias RedbaiiC S.A. (25% total and voting capital; 25% at 12131/2020}; Kinea Private Equity lnveslimentos S.A. (80% total caplal and 49% voting capital; 80% tdal caplal and 49% voting caplal at 12131/2020} and Tecnolofla Bancaria S.A. (28.05% total capital and 2a95% voting capital; 28.05% total capital and 28.95% voting caplal at 12131/2020}. At 03131/2021 occurred the spin-off of the investment in XP Inc_ (Note 3} (41% total capital and 29.32% voting caplal at 12131/2020)_ As from April 20, 2020, /TAU UN/BANCO HOLDING does not exen:ise sigritic<nt infileoce on IRB-Brasil Resseguros S.A., so that Is ownership interestis no longer classiliedas associate andstarted being classifiedasFinaiiCial Asset at Fair Value thiDllgh otherCorrprehensive Income_ (2) At 0913012021, this includes interest in total and voting capital of the following companies: 0/impia Prornor;ao e Servic;os S.A (50% total and voting capital; 50”/o at 1213112020); ConectCar Soluc;oes de Mobi/idade Eletr6nica S.A. (50% total and voting capital; 50% at 1213112020) and includes result not arising from subsidiaries’ net income_ Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.55

Note 12 – Lease Operations—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 09/30/2021, total cash outflow with lease amounted to R$ 1,040 and lease agreements in the amount of R$ 224 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 09/30/2021 12/31/2020 Up to 3 months 337 333 3 months to 1 year 983 945 From 1 to 5 years 3,564 2,830 Over 5 years 1,757 1,930 Total Financial Liability 6,641 6,038 Lease amounts recognized in the Consolidated Statement of Income: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Sublease revenues 4—12 6 Depreciation expenses (306) (162) (924) (799) Interest expenses (58) (42) (201) (160) Lease expenses for low value assets (22) (23) (60) (66) Variable expenses not include in lease liabilities (16) (17) (51) (50) Total (398) (244) (1,224) (1,069) In the period from 01/01 to 09/30/2021 and 01/01 to 09/30/2020, there was no impairment adjustment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.56

Note 13 - Fixed assets

Fixed Assets [1]	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
					09/30/2021
Real estate		**7,398**	**(3,866)**	**(110)**	**3,422**
Land	-	1,124	-	-	1,124
Buildings and Improvements	4% to 10%	6,274	(3,866)	(110)	2,298
Other fixed assets		**13,879**	**(10,381)**	**(37)**	**3,461**
Installations and furniture	10% to 20%	3,319	(2,420)	(10)	889
Data processing systems	20% to 50%	8,460	(6,779)	(27)	1,654
Other [2]	10% to 20%	2,100	(1,182)	-	918
Total		**21,277**	**(14,247)**	**(147)**	**6,883**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 12, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed Assets [1]	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
					12/31/2020
Real estate		**7,106**	**(3,735)**	**(115)**	**3,256**
Land	-	1,102	-	-	1,102
Buildings and Improvements	4% to 10%	6,004	(3,735)	(115)	2,154
Other fixed assets		**13,492**	**(9,779)**	**(32)**	**3,681**
Installations and furniture	10% to 20%	3,248	(2,271)	(5)	972
Data processing systems	20% to 50%	8,274	(6,400)	(27)	1,847
Other [2]	10% to 20%	1,970	(1,108)	-	862
Total		**20,598**	**(13,514)**	**(147)**	**6,937**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-57

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Acquisitions [(4)]	-	5	595	2,389	3,189	6,178
Rescissions / disposals	(11)	-	(38)	(11)	(160)	(220)
Exchange variation	(724)	(103)	(188)	-	(18)	(1,033)
Other [(3)]	(12)	(12)	57	(2)	-	31
Balance at 09/30/2021	**13,212**	**2,712**	**6,910**	**10,040**	**6,285**	**39,159**
Amortization						
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Amortization expense [(2)]	-	(82)	(616)	(746)	(417)	(1,861)
Rescissions / disposals	-	-	4	10	138	152
Exchange variation	-	45	94	-	5	144
Other [(3)]	-	10	(38)	-	-	(28)
Balance at 09/30/2021	**-**	**(1,374)**	**(4,236)**	**(4,024)**	**(1,684)**	**(11,318)**
Impairment (Note 2.4h)						
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Increase	-	-	-	(428)	-	(428)
Disposals	-	-	33	-	-	33
Exchange variation	441	50	-	-	-	491
Balance at 09/30/2021	**(5,331)**	**(739)**	**(171)**	**(811)**	**-**	**(7,052)**
Book value						
Balance at 09/30/2021	**7,881**	**599**	**2,503**	**5,205**	**4,601**	**20,789**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (469) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 26 related to the hyperinflationary adjustment for Argentina.

(4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.58

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	-	232	3,967
Other [3]	-	(16)	10	-	(333)	(339)
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [2]	-	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	-	(126)	(451)	-	(174)	(751)
Other [3]	-	10	(32)	(12)	327	293
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Incresase	(5,772)	(789)	(33)	(13)	-	(6,607)
Disposals	-	-	-	-		-
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Book value						
Balance at 12/31/2020	**8,187**	**686**	**2,600**	**3,993**	**1,864**	**17,330**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).
(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020).

ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.59

Note 15 - Deposits

	09/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**330,929**	**339,923**	**670,852**	**376,139**	**297,995**	**674,134**
Savings deposits	187,562	-	187,562	179,470	-	179,470
Interbank deposits	2,974	329	3,303	3,185	245	3,430
Time deposits	140,393	339,594	479,987	193,484	297,750	491,234
Non-interest bearing deposits	**147,882**	**-**	**147,882**	**134,876**	**-**	**134,876**
Demand deposits	147,389	-	147,389	134,805	-	134,805
Other deposits	493	-	493	71	-	71
Total	**478,811**	**339,923**	**818,734**	**511,015**	**297,995**	**809,010**

Note 16 – Financial liabilities designated at fair value through profit or loss

	09/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	16	99	115	11	132	143
Total	**16**	**99**	**115**	**11**	**132**	**143**

The effect of credit risk of these instruments is not significant at 09/30/2021 and 12/31/2020.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.60

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	09/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**91,793**	**246**	**92,039**	**45,961**	**564**	**46,525**
Government securities	96.5% of CDI to 6.15%	65,488	-	65,488	22,088	-	22,088
Corporate securities	45% of CDI to 87% of CDI	24,445	-	24,445	20,773	-	20,773
Own issue	100.5% of CDI to 16.40%	1	20	21	1,965	20	1,985
Foreign	0.06% to 29.00%	1,859	226	2,085	1,135	544	1,679
Assets received as collateral	**5.75% to 6.15%**	**117,045**	**-**	**117,045**	**151,370**	**-**	**151,370**
Right to sell or repledge the collateral	**0.15% to 10.0%**	**11,446**	**46,136**	**57,582**	**27,851**	**47,618**	**75,469**
Total		**220,284**	**46,382**	**266,666**	**225,182**	**48,182**	**273,364**

b) Interbank market funds

	Interest rate (p.a.)	09/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	100% of CDI to 100% of IGPM	23,085	6,656	29,741	21,898	21,691	43,589
Real estate credit bills	2.23% to 100% of IPCA + 3.70%	4,427	3,469	7,896	2,600	1,605	4,205
Agribusiness credit bills	2.50% to 11.60%	5,800	5,782	11,582	10,166	4,119	14,285
Guaranteed real estate bills	95% of CDI to 100% of IPCA + 5.22%	1,126	21,882	23,008	437	10,592	11,029
Import and export financing	0% to 13.48%	58,804	23,990	82,794	56,148	15,322	71,470
On-lending-domestic	0% to 17%	4,088	6,521	10,609	3,672	7,785	11,457
Total (*)		**97,330**	**68,300**	**165,630**	**94,921**	**61,114**	**156,035**

(*) Comprises R$ 33,272 (R$ 34,372 at 12/31/2020) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	09/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of IGPM + 4.63%	24,050	54,946	78,996	12,125	62,791	74,916
Foreign loans through securities	-3.17% to 34.16%	6,039	53,636	59,675	6,636	55,797	62,433
Funding from structured operations certificates (1)	0.11% to 100% of IPCA + 3.55%	143	454	597	578	381	959
Total		**30,232**	**109,036**	**139,268**	**19,339**	**118,969**	**138,308**

(1) The fair value of funding from structured operations certificates issued is R$ 624 (R$ 1,018 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-61

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	-	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,094	5,484
	20	2012	2022	IGPM + 4.63%	43	38
	2,146	2019	Perpetual	114% of SELIC	2,142	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	955	963
	50	2019	2028	CDI + 0.72%	156	52
	2,281	2019	2029	CDI + 0.75%	2,351	2,379
	450	2020	2029	CDI + 2%	470	452
	106	2020	2030	IPCA + 4.64%	120	109
	1,556	2020	2030	CDI + 2%	1,625	1,562
	5,488	2021	2031	CDI + 2%	5,521	-
				Total	**19,477**	**13,196**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,361
	1,042	2011	2021	5.75% to 6.2%	5,763	3,891
	550	2012	2021	6.2%	-	2,858
	2,606	2012	2022	5.5% to 5.65%	14,245	13,839
	1,854	2012	2023	5.13%	10,276	9,762
	1,250	2017	Perpetual	6.12%	6,923	6,510
	750	2018	Perpetual	6.5%	4,088	3,967
	749	2019	2029	4.5%	4,142	3,915
	699	2020	Perpetual	4.6%	3,821	3,696
	500	2021	2031	3.9%	2,759	-
				Total	**52,017**	**53,799**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	53	74
	180,351	2008	2033	3.50% to 4.92%	1,417	1,515
	97,962	2009	2035	4.75%	1,064	1,135
	1,060,250	2010	2032	4.35%	104	111
	1,060,250	2010	2035	3.90% to 3.96%	240	255
	1,060,250	2010	2036	4.48%	1,143	885
	1,060,250	2010	2038	3.9%	833	1,215
	1,060,250	2010	2040	4.15% to 4.29%	641	682
	1,060,250	2010	2042	4.45%	313	332
	57,168	2014	2034	3.8%	408	434
				Total	**6,216**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	150	160
	146,000	2013	2028	IPC + 2%	211	224
	648,171	2014	2024	LIB	925	899
				Total	**1,286**	**1,283**
Total					**78,996**	**74,916**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.62

Note 18—Other assets and liabilities a) Other assets 09/30/2021 12/31/2020 Financial 88,231 93,261 At Amortized Cost 88,116 93,255 Receivables from credit card issuers 46,721 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 12,499 12,693 Trading and intermediation of securities 18,928 28,254 Income receivable 3,177 2,979 Operations without credit granting characteristics, net of provisions 3,840 3,476 Insurance and reinsurance operations 1,526 1,322 Net amount receivables from reimbursement of provisions (Note 29d) 871 919 Deposits in guarantee of fund raisings abroad 540 101 Other 14—At Fair Value Through Profit or Loss 115 6 Other financial assets 115 6 Non-financial 17,212 15,773 Sundry foreign 1,815 717 Prepaid expenses 4,920 4,404 Sundry domestic 2,918 2,555 Assets of post-employment benefit plans (Note 26e) 573 585 Lease right-of-use 4,945 4,908 Other 2,041 2,604 Current 84,992 89,632 Non-current 20,451 19,402 b) Other liabilities 09/30/2021 12/31/2020 Financial 121,597 118,929 At Amortized Cost 121,498 118,924 Credit card operations 96,043 92,580 Trading and intermediation of securities 14,169 15,121 Foreign exchange portfolio 725 859 Lease liabilties 5,173 5,069 Other 5,388 5,295 At Fair Value Through Profit or Loss 99 5 Other financial liabilities 99 5 Non-financial 52,834 38,511 Funds in transit 23,816 16,071 Charging and collection of taxes and similar 8,987 339 Social and statutory 4,739 6,759 Deferred income 3,399 3,201 Sundry domestic 2,489 3,023 Personnel provision 2,883 1,900 Provision for sundry payments 2,205 2,576 Obligations on official agreements and rendering of payment services 1,005 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,065 2,083 Other 1,246 1,233 Current 165,553 147,993 Non-current 8,878 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.63

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	09/30/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 09/30/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 09/30/2021	4,935,060,304	1,766,272,129	6,701,332,433	62,015
Residents abroad at 09/30/2021	23,230,055	3,079,572,860	3,102,802,915	28,714
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares	-	(17,430,255)	(17,430,255)	379
Treasury shares at 09/30/2021 (1)	-	**24,248,197**	**24,248,197**	**(528)**
Outstanding shares at 09/30/2021	**4,958,290,359**	**4,821,596,792**	**9,779,887,151**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) Partial spin-off (Note 3).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

Cost / market value	09/30/2021	
	Common	Preferred
Average cost	-	21.76
Market value at 09/30/2021	27.00	28.93

Cost / market value	12/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.64

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

On October 14, 2021, ITAÚ UNIBANCO HOLDING approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes, of which R$ 919 million has already been provided for on September 30, 2021.

I - Calculation of dividends and interest on capital

	09/30/2021	09/30/2020
Statutory net income	18,516	11,325
Adjustments:		
(-) Legal reserve - 5%	(926)	(566)
Dividend calculation basis	**17,590**	**10,759**
Minimum mandatory dividend - 25%	4,398	2,690
Dividends and Interest on Capital Paid / Accrued	**4,398**	**2,690**

II - Stockholders' compensation

	09/30/2021			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**3,713**	**(381)**	**3,332**
Dividends - 8 monthly installments paid from February to September 2021	0.0150	1,173	-	1,173
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities - Social and Statutory)		**1,229**	**(163)**	**1,066**
Dividends - 1 monthly installment paid on 10/01/2021	0.0150	147	-	147
Interest on capital	0.0940	1,082	(163)	919
Total from 01/01 to 09/30/2021		**4,942**	**(544)**	**4,398**

	09/30/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**1,688**	**(78)**	**1,610**
Dividends - 8 monthly installments paid from February to September 2020	0.0150	1,171	-	1,171
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities - Social and Statutory)		**1,080**	**-**	**1,080**
Dividends - 1 monthly installment paid on 10/01/2020	0.0150	146	-	146
Dividends	0.0956	934	-	934
Total from 01/01 to 09/30/2020		**2,768**	**(78)**	**2,690**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.65

c) Capital reserves and profit reserves

	09/30/2021	12/31/2020
Capital reserves	**2,121**	**2,326**
Premium on subscription of shares	284	284
Share-based payment	1,833	2,038
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves	**59,866**	**47,347**
Legal [(1)]	13,200	12,274
Statutory [(2)(3)]	58,183	46,590
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Total reserves at parent company	**61,987**	**49,673**

(1) *Its purpose is to ensure the integrity of capital, compensate loss or increase capital.*

(2) *Its main purpose is to ensure the yield flow to shareholders.*

(3) *Includes R$ 1,410 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.*

d) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2021	12/31/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Itaú CorpBanca	9,526	9,891	912	(3,305)
Itaú CorpBanca Colômbia S.A.	486	491	31	26
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	688	580	108	123
Luizacred S.A. Soc. Cred. Financiamento Investimento	469	385	84	76
Other	187	185	55	40
Total	**11,356**	**11,532**	**1,190**	**(3,040)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.66

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Partner Plan (37) (55) (89) (152) Share-based plan (95) (98) (287) (298) Total (132) (153) (376) (450) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (2,231,366) (851,468) Closing balance 30,502,387 37,519,039 Weighted average of remaining contractual life (years) 2.05 1.95 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.67

II—Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 14,805,132 13,676,575 Delivered (10,814,168) (10,574,321) Cancelled (1,398,953) (219,742) Closing balance 29,999,242 23,103,446 Weighted average of remaining contractual life (years) 1.28 1.15 Market value weighted average (R$) 28.61 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.68

Note 21 - Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Compulsory deposits in the Central Bank of Brazil	1,020	442	2,086	1,842
Interbank deposits	214	330	617	968
Securities purchased under agreements to resell	2,329	1,560	6,100	8,426
Financial assets at fair value through other comprehensive income	5,150	3,931	11,898	14,187
Financial assets at amortized cost	1,145	1,072	3,300	2,637
Loan operations	27,832	18,621	65,760	62,093
Other financial assets	(229)	119	(144)	(97)
Total	**37,461**	**26,075**	**89,617**	**90,056**

b) Interest and similar expense

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Deposits	(4,816)	(4,182)	(12,054)	(13,727)
Securities sold under repurchase agreements	(2,039)	(1,207)	(4,795)	(8,267)
Interbank market funds	(11,524)	(3,283)	(17,904)	(33,014)
Institutional market funds	(2,249)	(1,933)	(6,603)	(6,168)
Financial expense from technical provisions for insurance and private pension	437	(1,318)	(3,098)	(1,755)
Other	(8)	91	(16)	12
Total	**(20,199)**	**(11,832)**	**(44,470)**	**(62,919)**

c) Income of financial assets and liabilities at fair value through profit or loss

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Securities	(742)	2,163	3,381	5,934
Derivatives (*)	5,989	(967)	8,060	(5,705)
Financial assets designated at fair value through profit or loss	(390)	(152)	(421)	(535)
Other financial assets at fair value through profit or loss	271	-	209	-
Financial liabilities at fair value through profit or loss	(272)	-	(200)	-
Financial liabilities designated at fair value	11	3	8	57
Total	**4,867**	**1,047**	**11,037**	**(249)**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 09/30/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 1,003 of Expected Losses (R$ (632) at 09/30/2020) with reversal of R$ 1 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (29) at 09/30/2020) and reversal of R$ 1,002 for Financial Assets – Amortized Cost (R$ (603) at 09/30/2020).

Note 22 - Commissions and Banking Fees

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Credit and debit cards	4,032	3,371	11,270	10,038
Current account services	1,969	2,009	5,772	6,005
Asset management	**1,931**	**1,704**	**5,342**	**5,203**
Funds	1,792	1,543	4,870	4,734
Consortia	139	161	472	469
Credit operations and financial guarantees provided	**650**	**570**	**1,857**	**1,700**
Credit operations	350	235	974	683
Financial guarantees provided	300	335	883	1,017
Collection services	516	484	1,506	1,395
Advisory services and brokerage	949	827	2,842	2,076
Custody services	152	150	449	422
Other	663	551	1,889	1,553
Total	**10,862**	**9,666**	**30,927**	**28,392**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-69

Note 23 - General and administrative expenses

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Personnel expenses	**(6,743)**	**(6,318)**	**(20,985)**	**(18,344)**
Compensation	(2,578)	(2,664)	(7,627)	(7,500)
Employees' profit sharing	(1,438)	(974)	(3,987)	(2,936)
Welfare benefits	(1,100)	(1,009)	(3,248)	(3,012)
Provision for labor claims and dismissals	(614)	(742)	(3,320)	(2,199)
Payroll charges	(942)	(837)	(2,640)	(2,421)
Share-based payment (Note 20)	(37)	(55)	(89)	(152)
Training	(31)	(19)	(64)	(61)
Other	(3)	(18)	(10)	(63)
Administrative expenses	**(4,067)**	**(4,008)**	**(11,483)**	**(12,490)**
Third party services, Financial services expenses, Security and Transportation	(1,808)	(1,764)	(5,293)	(5,087)
Data processing and telecommunications	(992)	(985)	(2,903)	(2,862)
Installations	(424)	(620)	(1,213)	(1,569)
Advertising, promotions and publicity	(438)	(242)	(873)	(730)
Materials	(123)	(55)	(315)	(243)
Travel expenses	(11)	(8)	(28)	(73)
Other [1]	(271)	(334)	(858)	(1,926)
Depreciation and Amortization	**(1,208)**	**(1,105)**	**(3,776)**	**(3,553)**
Other expenses	**(2,858)**	**(2,594)**	**(9,520)**	**(12,829)**
Selling - credit cards	(1,348)	(948)	(3,660)	(3,134)
Claims losses	(291)	(170)	(759)	(580)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(5)	(67)	(107)	(303)
Provision for lawsuits civil (Note 29)	(289)	(332)	(782)	(754)
Provision for tax and social security lawsuits	186	(116)	202	308
Refund of interbank costs	(94)	(66)	(257)	(194)
Impairment [2]	-	(5)	(428)	(5,911)
Other	(1,017)	(890)	(3,729)	(2,261)
Total	**(14,876)**	**(14,025)**	**(45,764)**	**(47,216)**

(1) At 09/30/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 33a).

(2) At 09/30/2020 comprises the effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.70

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [(1)]	25.00%

(1) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate will be applied as from July 1 to December 31, 2021.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Income / (loss) before income tax and social contribution	**9,436**	**4,861**	**31,959**	**(8,661)**
Charges (income tax and social contribution) at the rates in effect [(1)]	(4,718)	(2,187)	(14,853)	3,897
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	215	83	572	271
Foreign exchange variation on investments abroad	598	866	162	8,349
Interest on capital	431	710	1,557	2,119
Other nondeductible expenses net of non taxable income [(2)]	1,288	(1,626)	6,077	(23,398)
Income tax and social contribution expenses	**(2,186)**	**(2,154)**	**(6,485)**	**(8,762)**
Related to temporary differences				
Increase / (reversal) for the period	(855)	2,392	(4,120)	24,297
(Expenses) / Income from deferred taxes	**(855)**	**2,392**	**(4,120)**	**24,297**
Total income tax and social contribution expenses	**(3,041)**	**238**	**(10,605)**	**15,535**

(1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the third quarter of 2021, it is equal to 50%.

(2) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.71

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2020	Realization / Reversal	Increase	09/30/2021
Reflected in income	**60,248**	**(20,954)**	**16,487**	**55,781**
Provision for expected loss	27,933	(4,826)	4,249	27,356
Related to tax losses and social contribution loss carryforwards	5,528	(1,040)	640	5,128
Provision for profit sharing	1,903	(1,903)	1,629	1,629
Provision for devaluation of securities with permanent impairment	1,570	(858)	353	1,065
Provisions	5,845	(1,321)	1,589	6,113
Civil lawsuits	1,331	(445)	403	1,289
Labor claims	3,056	(819)	1,112	3,349
Tax and social security lawsuits	1,458	(57)	74	1,475
Legal obligations	774	(36)	73	811
Adjustments of operations carried out on the futures settlement market	52	(52)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	8,315	(8,315)	4,580	4,580
Provision relating to health insurance operations	356	-	5	361
Other	7,972	(2,603)	3,369	8,738
Reflected in stockholders' equity	**1,375**	**(376)**	**1,039**	**2,038**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	60	-	1,039	1,099
Cash flow hedge	758	(375)	-	383
Other	557	(1)	-	556
Total (1) (2)	**61,623**	**(21,330)**	**17,526**	**57,819**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,670 and R$ 278, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	**43,380**	**(12,631)**	**29,499**	**60,248**
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845
Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out in futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	-	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders' equity	**2,354**	**(1,191)**	**212**	**1,375**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	-	758
Other	401	-	156	557
Total (1) (2)	**45,734**	**(13,822)**	**29,711**	**61,623**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.72

II - The deferred tax liabilities and its changes are represented by:

	12/31/2020	Realization / reversal	Increase	09/30/2021
Reflected in income	**4,853**	**(940)**	**392**	**4,305**
Depreciation in excess finance lease	145	(2)	-	143
Adjustment of deposits in guarantee and provisions	1,404	(21)	17	1,400
Post-employment benefits	180	(36)	8	152
Adjustments of operations carried out on the futures settlement market	452	(452)	65	65
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	136	(136)	55	55
Taxation of results abroad – capital gains	644	(77)	120	687
Other	1,892	(216)	127	1,803
Reflected in stockholders' equity	**608**	**(580)**	**94**	**122**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	601	(577)	94	118
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	-	3
Total (*)	**5,461**	**(1,520)**	**486**	**4,427**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,670 and R$ 278, respectively.

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	**6,610**	**(2,951)**	**1,194**	**4,853**
Depreciation in excess finance lease	202	(57)	-	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	-	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders' equity	**1,268**	**(859)**	**199**	**608**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	-	4
Post-employment benefits	10	(7)	-	3
Total (*)	**7,878**	**(3,810)**	**1,393**	**5,461**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2021	6,499	12.3%	767	15.0%	7,266	12.6%	(66)	1.5%	7,200	13.5%
2022	13,750	26.1%	842	16.3%	14,592	25.2%	(165)	3.7%	14,427	27.0%
2023	14,007	26.6%	634	12.4%	14,641	25.4%	(67)	1.5%	14,574	27.3%
2024	7,190	13.6%	635	12.4%	7,825	13.5%	(53)	1.2%	7,772	14.6%
2025	2,800	5.3%	636	12.4%	3,436	5.9%	(116)	2.6%	3,320	6.2%
After 2025	8,445	16.1%	1,614	31.5%	10,059	17.4%	(3,960)	89.5%	6,099	11.4%
Total	**52,691**	**100.0%**	**5,128**	**100.0%**	**57,819**	**100.0%**	**(4,427)**	**100.0%**	**53,392**	**100.0%**
Present value (*)	**48,276**		**4,610**		**52,886**		**(3,562)**		**49,324**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 09/30/2021, deferred tax assets not accounted for correspond to R$ 1,892 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

V - Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 599 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized until December 31, 2021.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.73

c) Tax liabilities

	09/30/2021	12/31/2020
Taxes and contributions on income payable	4,396	2,878
Deferred tax liabilities (Note 24b II)	278	421
Other	2,495	2,411
Total	**7,169**	**5,710**
Current	**6,534**	**4,819**
Non-current	**635**	**891**

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Net income attributable to owners of the parent company	**6,076**	**4,732**	**20,164**	**9,914**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	2,971	2,294	10,118	4,928
Preferred	2,890	2,223	9,831	4,771
Total net income available to equity owners:				
Common	3,080	2,403	10,227	5,037
Preferred	2,996	2,329	9,937	4,877
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,821,596,792	4,804,166,251	4,817,789,069	4,800,376,702
Basic earnings per share – R$				
Common	0.62	0.49	2.06	1.02
Preferred	0.62	0.49	2.06	1.02

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Net income available to preferred equity owners	**2,996**	**2,329**	**9,937**	**4,877**
Dividends on preferred shares after dilution effects	15	11	39	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	**3,011**	**2,340**	**9,976**	**4,894**
Net income available to ordinary equity owners	**3,080**	**2,403**	**10,227**	**5,037**
Dividend on preferred shares after dilution effects	(15)	(11)	(39)	(17)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**3,065**	**2,392**	**10,188**	**5,020**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,869,527,257**	**4,850,418,664**	**4,855,597,089**	**4,833,530,654**
Preferred	4,821,596,792	4,804,166,251	4,817,789,069	4,800,376,702
Incremental as per share-based payment plans	47,930,465	46,252,413	37,808,020	33,153,952
Diluted earnings per share – R$				
Common	0.62	0.48	2.05	1.01
Preferred	0.62	0.48	2.05	1.01

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.74

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.75

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	09/30/2021	09/30/2020
Discount rate [(1)]	7.64% p.a.	7.64% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover [(3)]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.76

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Fixed income securities	**21,513**	**21,172**	**91.2%**	**91.2%**
Quoted in an active market	21,087	20,804	89.4%	89.6%
Non quoted in an active market	426	368	1.8%	1.6%
Variable income securities	**1,418**	**1,387**	**6.1%**	**5.9%**
Quoted in an active market	1,406	1,378	6.0%	5.9%
Non quoted in an active market	12	9	0.1%	0.0%
Structured investments	**122**	**82**	**0.5%**	**0.4%**
Non quoted in an active market	122	82	0.5%	0.4%
Real estate	**451**	**506**	**1.9%**	**2.2%**
Loans to participants	**74**	**78**	**0.3%**	**0.3%**
Total	**23,578**	**23,225**	**100.00%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 371 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-77

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	09/30/2021								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**1,288**	**(1,181)**	**(206)**	**(99)**	**38**	**(54)**	**(16)**	**(51)**	**(166)**
1 - Cost of current service	-	(39)	-	(39)	-	-	-	-	(39)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,288	(1,142)	(206)	(60)	82	(54)	28	(51)	(83)
4 - Other expenses [2]	-	-	-	-	(44)	-	(44)	-	(44)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(2)**	**12**	**2**	**12**	**-**	**-**	**-**	**-**	**12**
5 - Effects on asset ceiling	-	-	2	2	-	-	-	-	2
6 - Remeasurements	-	(2)	-	(2)	-	-	-	-	(2)
7 - Exchange variation	(2)	14	-	12	-	-	-	-	12
Other (8+9)	**(933)**	**996**	**-**	**63**	**-**	**-**	**-**	**97**	**160**
8 - Benefits paid	(996)	996	-	-	-	-	-	97	97
9 - Contributions and investments from sponsor	63	-	-	63	-	-	-	-	63
Amounts at end of the period	**23,578**	**(20,835)**	**(3,846)**	**(1,103)**	**1,492**	**(1,005)**	**487**	**(876)**	**(1,492)**
Amount recognized in Assets (Note 18a)				86			487	-	573
Amount recognized in Liabilities (Note 18b)				(1,189)			-	(876)	(2,065)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	**-**	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 18a)				82			503	-	585
Amount recognized in Liabilities (Note 18b)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.78

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 09/30/2021	01/01 to 09/30/2020
Retirement plan - FIU	47	26	28
Retiremente plan - FUNBEP	3	9	4
Total	**50**	**35**	**32**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.79

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; • VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and • FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.80

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 09/30/2021	01/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Group Accident Insurance	31.7	34.1	14.9	10.5
Individual Accident Insurance	18.8	18.8	29.6	27.0
Credit Life Insurance	23.0	24.4	28.7	22.3
Random Events	23.3	23.6	32.9	33.0
Multiple Peril	43.1	45.0	25.3	60.1
Mortagage Insurance in Market Policies – Credit Life Insurance	20.3	20.4	33.3	19.5
Group Life	23.8	24.1	60.2	40.6

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions			
	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Group Accident Insurance	247	235	646	620
Individual Accident Insurance	44	41	138	145
Disability Savings Pension	61	64	183	195
PGBL	484	448	1,391	1,344
Credit Life Insurance	284	170	710	424
Random Events	51	48	145	149
Multiple Peril	141	92	393	253
Mortagage Insurance in Market Policies – Credit Life Insurance	112	85	312	248
Traditional	29	25	86	78
VGBL	1,749	1,936	5,364	6,191
Group Life	325	263	878	702
Other lines	199	175	545	483
Total	**3,726**	**3,582**	**10,791**	**10,832**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.81

c) Technical provisions balances

	09/30/2021			12/31/2020		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,713	11	2,724	2,298	12	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	20	209,723	209,743	17	215,216	215,233
Redemptions and Other Unsettled Amounts (PVR)	19	479	498	16	332	348
Financial surplus (PEF)	1	671	672	2	655	657
Unsettled claims (PSL)	562	76	638	515	68	583
Claims / events incurred but not reported (IBNR)	326	26	352	294	22	316
Related Expenses (PDR)	29	94	123	29	88	117
Other provisions	131	1,540	1,671	132	1,304	1,436
Total	**3,801**	**212,620**	**216,421**	**3,303**	**217,697**	**221,000**
Current	**2,905**	**687**	**3,592**	**2,537**	**526**	**3,063**
Non-current	**896**	**211,933**	**212,829**	**766**	**217,171**	**217,937**

d) Change in technical provisions

	09/30/2021			12/31/2020		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**
(+) Additions arising from premiums / contributions	3,751	6,871	10,622	4,176	10,389	14,565
(-) Deferral due to elapsed risk	(3,339)	-	(3,339)	(4,221)	-	(4,221)
(-) Payment of claims / benefits	(1,197)	(262)	(1,459)	(1,263)	(364)	(1,627)
(+) Reported claims	1,212	-	1,212	1,322	-	1,322
(-) Redemptions	-	(12,530)	(12,530)	-	(15,431)	(15,431)
(+/-) Net Portability	-	(2,256)	(2,256)	-	563	563
(+) Adjustment of reserves and financial surplus	13	2,842	2,855	12	7,837	7,849
(+/-) Other (increase / reversal)	54	258	312	(190)	57	(133)
(+/-) Corporate Reorganization	4	-	4	(221)	-	(221)
Closing balance	**3,801**	**212,620**	**216,421**	**3,303**	**217,697**	**221,000**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.82

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	09/30/2021	12/31/2020
Opening Balance - 01/01	**496**	**495**
Increase	956	1,089
Amortization	(854)	(1,088)
Closing Balance	**598**	**496**
Balance to be amortized in up to 12 months	446	380
Balance to be amortized after 12 months	152	116

VI - Table of Claims Development

The amounts shown in the tables express the position at 06/30/2021, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**648**
(-) IBNER	218
(-) Reinsurance	21
(-) Retrocession and other estimates	(5)
Liability claims presented in the claims development table (a + b)	**414**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	06/30/2017	06/30/2018	06/30/2019	06/30/2020	06/30/2021	Total
At the end of reporting period	872	866	1,046	1,181	1,426	
After 1 year	937	993	1,049	1,187		
After 2 years	984	999	1,051			
After 3 years	985	996				
After 4 years	979					
Current estimate	979	996	1,051	1,187	1,426	
Accumulated payments through base date	965	985	1,037	1,174	1,266	5,427
Liabilities recognized in the balance sheet	14	11	14	13	160	212
Liabilities in relation to prior periods						40
Total administratives claims						**252**

b) Judicial claims - net of reinsurance

Occurrence date	06/30/2017	06/30/2018	06/30/2019	06/30/2020	06/30/2021	Total
At the end of reporting period	24	14	21	14	16	
After 1 year	30	34	35	28		
After 2 years	55	42	46			
After 3 years	61	53				
After 4 years	68					
Current estimate	68	53	46	28	16	
Accumulated payments through base date	58	41	35	16	5	155
Liabilities recognized in the balance sheet	10	12	11	12	11	56
Liabilities in relation to prior periods						106
Total judicial claims						**162**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.83

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2021 and 2020. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.84

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		09/30/2021		12/31/2020	
		Book value	Fair value	Book value	Fair value (*)
Cash	(a)	42,222	42,222	46,224	46,224
Financial assets		**1,888,068**	**1,888,507**	**1,851,322**	**1,861,146**
At Amortized Cost		**1,310,289**	**1,310,728**	**1,275,799**	**1,285,623**
Central Bank compulsory deposits	(a)	99,341	99,341	90,059	90,059
Interbank deposits	(b)	53,225	53,396	55,685	55,883
Securities purchased under agreements to resell	(a)	190,708	190,708	239,943	239,943
Securities	(c)	146,086	145,587	129,804	131,159
Loan and Financial Lease	(d)	772,064	772,831	714,104	722,375
Other financial assets	(e)	88,116	88,116	93,255	93,255
(-) Provision for Expected Loss		(39,251)	(39,251)	(47,051)	(47,051)
At Fair Value Through Other Comprehensive Income		**112,335**	**112,335**	**109,942**	**109,942**
Securities	(c)	112,335	112,335	109,942	109,942
At Fair Value Through Profit or Loss		**465,444**	**465,444**	**465,581**	**465,581**
Securities	(c)	386,685	386,685	389,071	389,071
Derivatives	(c)	78,644	78,644	76,504	76,504
Other financial assets		115	115	6	6
Financial liabilities		**1,587,408**	**1,588,555**	**1,579,686**	**1,581,953**
At Amortized Cost		**1,511,796**	**1,512,943**	**1,495,641**	**1,497,908**
Deposits	(b)	818,734	818,660	809,010	808,965
Securities sold under repurchase agreements	(a)	266,666	266,666	273,364	273,364
Interbank market funds	(b)	165,630	165,694	156,035	156,106
Institutional market funds	(b)	139,268	140,425	138,308	140,549
Other financial liabilities	(e)	121,498	121,498	118,924	118,924
At Fair Value Through Profit or Loss		**70,984**	**70,984**	**79,653**	**79,653**
Derivatives	(c)	70,770	70,770	79,505	79,505
Structured notes		115	115	143	143
Other financial liabilities		99	99	5	5
Provision for Expected Loss		**4,628**	**4,628**	**4,392**	**4,392**
Loan Commitments		3,769	3,769	3,485	3,485
Financial Guarantees		859	859	907	907

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 129,595 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 240 (R$ 520 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.85

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. • Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.86

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.87

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	09/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**286,402**	**93,963**	**2,675**	**383,040**	**312,572**	**70,791**	**1,968**	**385,331**
Investment funds	798	16,586	-	17,384	576	13,628	-	14,204
Brazilian government securities	239,890	6,505	-	246,395	279,180	6,705	-	285,885
Government securities – other countries	**6,566**	**-**	**-**	**6,566**	**8,210**	**-**	**-**	**8,210**
Argentina	1,989	-	-	1,989	1,498	-	-	1,498
Chile	671	-	-	671	840	-	-	840
Colombia	1,285	-	-	1,285	3,603	-	-	3,603
United States	2,409	-	-	2,409	2,085	-	-	2,085
Italy	127	-	-	127	130	-	-	130
Mexico	20	-	-	20	5	-	-	5
Paraguay	4	-	-	4	3	-	-	3
Peru	7	-	-	7	5	-	-	5
Uruguay	54	-	-	54	41	-	-	41
Corporate securities	**39,148**	**70,872**	**2,675**	**112,695**	**24,606**	**50,458**	**1,968**	**77,032**
Shares	17,655	5,266	-	22,921	14,176	4,871	-	19,047
Rural product note	-	6,701	74	6,775	-	2,285	64	2,349
Bank deposit certificates	-	144	-	144	-	729	-	729
Real estate receivables certificates	-	-	809	809	-	-	548	548
Debentures	16,716	44,918	1,775	63,409	7,962	20,625	1,350	29,937
Eurobonds and others	4,765	-	4	4,769	2,383	-	-	2,383
Financial bills	-	9,340	13	9,353	-	15,777	6	15,783
Promissory notes	-	3,707	-	3,707	-	5,616	-	5,616
Other	12	796	-	808	85	555	-	640
Other Financial Assets	-	115	-	115	-	6	-	6
Financial assets at fair value through other comprehensive income	**110,817**	**1,518**	**-**	**112,335**	**108,018**	**1,924**	**-**	**109,942**
Brazilian government securities	73,642	1,219	-	74,861	66,701	1,248	-	67,949
Government securities – other countries	**31,850**	**-**	**-**	**31,850**	**34,402**	**-**	**-**	**34,402**
Argentina	147	-	-	147	-	-	-	-
Chile	19,773	-	-	19,773	21,651	-	-	21,651
Colombia	2,359	-	-	2,359	3,986	-	-	3,986
United States	3,550	-	-	3,550	3,750	-	-	3,750
Mexico	982	-	-	982	1,181	-	-	1,181
Paraguay	3,180	-	-	3,180	2,947	-	-	2,947
Uruguay	1,859	-	-	1,859	887	-	-	887
Corporate securities	**5,325**	**299**	**-**	**5,624**	**6,915**	**676**	**-**	**7,591**
Shares	849	-	-	849	1,382	-	-	1,382
Bank deposit certificates	60	46	-	106	109	198	-	307
Debentures	49	226	-	275	419	470	-	889
Eurobonds and others	4,367	9	-	4,376	5,005	8	-	5,013
Financial credit bills	-	6	-	6	-	-	-	-
Other	-	12	-	12	-	-	-	-
Financial assets designated at fair value through profit or loss	**3,645**	**-**	**-**	**3,645**	**3,740**	**-**	**-**	**3,740**
Brazilian external debt bonds	3,645	-	-	3,645	3,740	-	-	3,740
Financial liabilities at fair value through profit or loss	**-**	**99**	**-**	**99**	**-**	**5**	**-**	**5**
Other financial liabilities	-	99	-	99	-	5	-	5
Financial liabilities designated at fair value through profit or loss	**-**	**115**	**-**	**115**	**-**	**143**	**-**	**143**
Structured notes	-	115	-	115	-	143	-	143

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**14**	**78,458**	**172**	**78,644**	**23**	**76,376**	**105**	**76,504**
Swap Contracts – adjustment receivable	-	39,052	131	39,183	-	45,926	93	46,019
Option Contracts	2	20,260	41	20,303	4	20,402	12	20,418
Forward Contracts	-	12,571	-	12,571	-	2,085	-	2,085
Credit derivatives	-	230	-	230	-	156	-	156
NDF - Non Deliverable Forward	-	6,075	-	6,075	-	7,596	-	7,596
Other derivative financial instruments	12	270	-	282	19	211	-	230
Liabilities	**(11)**	**(70,655)**	**(104)**	**(70,770)**	**(22)**	**(79,373)**	**(110)**	**(79,505)**
Swap Contracts – adjustment payable	-	(36,063)	(104)	(36,167)	-	(51,680)	(109)	(51,789)
Option Contracts	(6)	(19,995)	-	(20,001)	(13)	(20,248)	(1)	(20,262)
Forward Contracts	-	(9,367)	-	(9,367)	-	(905)	-	(905)
Credit derivatives	-	(155)	-	(155)	-	(76)	-	(76)
NDF - Non Deliverable Forward	-	(5,053)	-	(5,053)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(5)	(22)	-	(27)	(9)	(38)	-	(47)

There were no significant transfer between Level 1 and Level 2 during the periods of 09/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.88

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Government and Corporate Securities: The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors –have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.89

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**(458)**	**-**	**1,622**	**(406)**	**(51)**	**2,675**	**(635)**
Corporate securities	**1,968**	**(458)**	**-**	**1,622**	**(406)**	**(51)**	**2,675**	**(635)**
Real estate receivables certificates	548	(125)	-	682	(296)	-	809	(57)
Debentures	1,350	(313)	-	855	(74)	(43)	1,775	(577)
Rural Product Note	64	(14)	-	57	(31)	(2)	74	-
Eurobonds and other	-	(6)	-	15	(5)	-	4	(1)
Financial bills	6	-	-	13	-	(6)	13	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**72**	**-**	**255**	**(257)**	**(3)**	**172**	**124**
Swap Contracts – adjustment receivable	93	13	-	56	(28)	(3)	131	131
Option Contracts	12	59	-	199	(229)	-	41	(7)
Derivatives - liabilities	**(110)**	**69**	**(17)**	**(167)**	**121**	**-**	**(104)**	**(45)**
Swap Contracts – adjustment payable	(109)	27	(17)	-	(5)	-	(104)	(44)
Option Contracts	(1)	42	-	(167)	126	-	-	(1)

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Corporate securities	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Real estate receivables certificates	1,444	(726)	-	263	(433)	-	548	(14)
Debentures	225	(369)	-	1,050	(272)	716	1,350	(635)
Rural Product Note	-	(55)	-	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	-	6	-
Other	30	(2)	-	10	(38)	-	-	-
Financial assets at fair value through other comprehensive income	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Corporate securities	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Debentures	-	(2)	6	50	(54)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**103**	**89**	**-**	**193**	**(234)**	**(46)**	**105**	**51**
Swap Contracts – adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option Contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	**(85)**	**(93)**	**-**	**(130)**	**177**	**21**	**(110)**	**(90)**
Swap Contracts – adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.90

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2021		12/31/2020	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(4.8)	-	(0.8)	-
	II	(120.6)	-	(19.8)	-
	III	(241.1)	-	(38.2)	-
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(31.8)	-	(8.3)	-
	II	(48.7)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) **Contingent Assets:** There are no contingent assets recorded.

b) **Provisions and contingencies:** The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

   Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

I- Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.91

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.92

Below are the changes in civil, labor and other risks provisions:

	09/30/2021			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(950)	-	(1,166)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest (Note 23)	163	64	-	227
Changes in the period reflected in income (Note 23)	**619**	**2,274**	**80**	**2,973**
Increase	867	2,433	80	3,380
Reversal	(248)	(159)	-	(407)
Payment	(958)	(1,746)	-	(2,704)
Subtotal	**3,119**	**7,657**	**1,563**	**12,339**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	227	901	-	1,128
Closing balance	**3,346**	**8,558**	**1,563**	**13,467**
Current	**1,250**	**2,589**	**1,563**	**5,402**
Non-current	**2,096**	**5,969**	**-**	**8,065**

	12/31/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
Adjustment / Interest (Note 23)	191	482	-	673
Changes in the period reflected in income (Note 23)	**889**	**2,110**	**547**	**3,546**
Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	-	1,166
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**
Current	**1,254**	**3,125**	**1,483**	**5,862**
Non-current	**2,257**	**4,890**	**-**	**7,147**

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	09/30/2021	12/31/2020
Opening balance - 01/01	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(71)	(68)
Subtotal	**6,739**	**8,198**
Adjustment / Interest (*)	132	220
Changes in the period reflected in income	**79**	**56**
Increase (*)	138	142
Reversal (*)	(59)	(86)
Payment	(273)	(1,735)
Subtotal	**6,677**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	71	71
Closing balance	**6,748**	**6,810**
Current	**120**	**65**
Non-current	**6,628**	**6,745**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.93

The main discussions related to Tax Lawsuits and Legal Obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,807: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,017; • PIS and COFINS – Calculation Basis – R$ 637: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 624. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,856 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 396 (R$ 389 at 12/31/2020). II—Tax proceedings The tax proceedings of possible loss totaled R$ 33,315 (R$ 31,330 at 12/31/2020), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 6,473: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,868: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Activities – R$ 4,498: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,450: the deductibility of goodwill for future expected profitability on the acquisition of investments; • PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,399: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,487: cases in which the liquidity and the certainty of credits offset are discussed; • IRPJ and CSLL – Disallowance of Losses – R$ 1,221: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 668: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.94

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 871 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	09/30/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,444	2,084	8,971	**12,499**	12,693
Investment fund quotas	496	244	85	**825**	987
Surety	71	47	3,962	**4,080**	4,012
Insurance bond	1,722	1,284	15,041	**18,047**	18,402
Guarantee by government securities	15	-	239	**254**	249
Total	**3,748**	**3,659**	**28,298**	**35,705**	**36,343**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.95

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.96

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected credit losses model; • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; • Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.97

b) Consolidated Statement of Managerial Result

	07/01 to 09/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**19,033**	**9,568**	**2,907**	**31,508**	**(983)**	**30,525**
Net interest [1]	10,779	5,878	2,857	19,514	(2,173)	17,341
Commissions and Banking Fees	6,429	3,613	28	10,070	792	10,862
Income from insurance and private pension operations before claim and selling expenses	1,825	77	22	1,924	(734)	1,190
Other revenues	-	-	-	-	1,132	1,132
Cost of Credit	**(4,646)**	**(585)**	**-**	**(5,231)**	**1,223**	**(4,008)**
Claims	**(417)**	**(1)**	**-**	**(418)**	**1**	**(417)**
Operating margin	**13,970**	**8,982**	**2,907**	**25,859**	**241**	**26,100**
Other operating income / (expenses)	**(10,149)**	**(4,401)**	**(258)**	**(14,808)**	**(1,856)**	**(16,664)**
Non-interest expenses [2]	(8,865)	(3,851)	(111)	(12,827)	(2,049)	(14,876)
Tax expenses for ISS, PIS and COFINS and other	(1,284)	(550)	(147)	(1,981)	28	(1,953)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	165	165
Income before income tax and social contribution	**3,821**	**4,581**	**2,649**	**11,051**	**(1,615)**	**9,436**
Income tax and social contribution	(1,391)	(1,697)	(915)	(4,003)	962	(3,041)
Non-controlling interest in subsidiaries	(61)	(141)	(67)	(269)	(50)	(319)
Net income	**2,369**	**2,743**	**1,667**	**6,779**	**(703)**	**6,076**
Total assets [*] - 09/30/2021	**1,292,274**	**992,537**	**146,427**	**2,154,879**	**(111,870)**	**2,043,009**
Total liabilities - 09/30/2021	**1,236,995**	**928,757**	**115,333**	**2,004,726**	**(120,679)**	**1,884,047**
[*] Includes:						
Investments in associates and joint ventures	2,075	-	4,352	6,427	(290)	6,137
Fixed assets, net	5,332	935	-	6,267	616	6,883
Goodwill and Intangible assets, net	8,063	9,537	-	17,600	3,189	20,789

(1) Includes interest and similar income and expenses of R$ 17,262, result of financial assets and liabilities at fair value through profit or loss of R$ 4,867 and foreign exchange results and exchange variations in foreign transactions of R$ (4,788).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,208).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F-98

	07/01 to 09/30/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**17,433**	**8,211**	**2,745**	**28,389**	**(2,570)**	**25,819**
Interest margin [1]	9,761	4,966	2,201	16,928	(2,468)	14,460
Commissions and Banking Fees	5,913	3,067	485	9,465	201	9,666
Income from insurance and private pension operations before claim and selling expenses	1,759	178	59	1,996	(900)	1,096
Other revenues	-	-	-	-	597	597
Cost of Credit	**(5,040)**	**(1,279)**	**-**	**(6,319)**	**1,011**	**(5,308)**
Claims	**(360)**	**(3)**	**-**	**(363)**	**-**	**(363)**
Operating margin	**12,033**	**6,929**	**2,745**	**21,707**	**(1,559)**	**20,148**
Other operating income / (expenses)	**(9,927)**	**(4,235)**	**(136)**	**(14,298)**	**(989)**	**(15,287)**
Non-interest expenses [2]	(8,748)	(3,850)	(85)	(12,683)	(1,342)	(14,025)
Tax expenses for ISS, PIS and COFINS and Other	(1,179)	(385)	(51)	(1,615)	(17)	(1,632)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	370	370
Income before income tax and social contribution	**2,106**	**2,694**	**2,609**	**7,409**	**(2,548)**	**4,861**
Income tax and social contribution	(660)	(812)	(956)	(2,428)	2,666	238
Non-controlling interest in subsidiaries	(20)	79	(10)	49	(416)	(367)
Net income	**1,426**	**1,961**	**1,643**	**5,030**	**(298)**	**4,732**
Total assets (*) - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
(*) Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 14,243, result of financial assets and liabilities at fair value through profit or loss of R$ 1,047 and foreign exchange results and exchange variations in foreign transactions of R$ (830).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,105).

(3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.99

	01/01 to 09/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**54,803**	**27,468**	**9,890**	**92,161**	**(1,149)**	**91,012**
Interest margin [1]	31,089	16,863	8,989	56,941	(2,447)	54,494
Revenues from banking services and bank charges	18,428	10,333	860	29,621	1,306	30,927
Income from insurance and private pension operations before claim and selling expenses	5,286	272	41	5,599	(2,413)	3,186
Other revenues	-	-	-	-	2,405	2,405
Cost of Credit	**(12,664)**	**(1,370)**	**-**	**(14,034)**	**7,094**	**(6,940)**
Claims	**(1,265)**	**(6)**	**-**	**(1,271)**	**1**	**(1,270)**
Operating margin	**40,874**	**26,092**	**9,890**	**76,856**	**5,946**	**82,802**
Other operating income / (expenses)	**(29,494)**	**(13,085)**	**(902)**	**(43,481)**	**(7,362)**	**(50,843)**
Non-interest expenses [2]	(25,815)	(11,625)	(401)	(37,841)	(7,923)	(45,764)
Tax expenses for ISS, PIS and COFINS and Other	(3,679)	(1,460)	(501)	(5,640)	(434)	(6,074)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	995	995
Income before income tax and social contribution	**11,380**	**13,007**	**8,988**	**33,375**	**(1,416)**	**31,959**
Income tax and social contribution	(4,094)	(4,739)	(3,534)	(12,367)	1,762	(10,605)
Non-controlling interest in subsidiaries	(271)	(543)	(474)	(1,288)	98	(1,190)
Net income	**7,015**	**7,725**	**4,980**	**19,720**	**444**	**20,164**
Total assets [*] - 09/30/2021	**1,292,274**	**992,537**	**146,427**	**2,154,879**	**(111,870)**	**2,043,009**
Total liabilities - 09/30/2021	**1,236,995**	**928,757**	**115,333**	**2,004,726**	**(120,679)**	**1,884,047**
[*] Includes:						
Investments in associates and joint ventures	2,075	-	4,352	6,427	(290)	6,137
Fixed assets, net	5,332	935	-	6,267	616	6,883
Goodwill and Intangible assets, net	8,063	9,537	-	17,600	3,189	20,789

(1) Includes interest and similar income and expenses of R$ 45,147, result of financial assets and liabilities at fair value through profit or loss of R$ 11,037 and foreign exchange results and exchange variations in foreign transactions of R$ (1,690).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,776).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.100

	01/01 to 09/30/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**54,829**	**23,592**	**7,184**	**85,605**	**(22,338)**	**63,267**
Interest margin [1]	31,996	14,577	5,935	52,508	(22,159)	30,349
Commissions and Banking Fees	17,663	8,664	1,048	27,375	1,017	28,392
Income from insurance and private pension operations before claim and selling expenses	5,170	351	201	5,722	(2,544)	3,178
Other revenues	-	-	-	-	1,348	1,348
Cost of Credit	**(16,977)**	**(7,204)**	**6**	**(24,175)**	**3,419**	**(20,756)**
Claims	**(1,007)**	**(7)**	**-**	**(1,014)**	**-**	**(1,014)**
Operating margin	**36,845**	**16,381**	**7,190**	**60,416**	**(18,919)**	**41,497**
Other operating income / (expenses)	**(29,603)**	**(11,846)**	**(351)**	**(41,800)**	**(8,358)**	**(50,158)**
Non-interest expenses [2]	(25,931)	(10,738)	(192)	(36,861)	(10,355)	(47,216)
Tax expenses for ISS, PIS and COFINS and Other	(3,672)	(1,108)	(159)	(4,939)	1,023	(3,916)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	974	974
Income before income tax and social contribution	**7,242**	**4,535**	**6,839**	**18,616**	**(27,277)**	**(8,661)**
Income tax and social contribution	(2,181)	(994)	(2,130)	(5,305)	20,840	15,535
Non-controlling interest in subsidiaries	(101)	(28)	(34)	(163)	3,203	3,040
Net income	**4,960**	**3,513**	**4,675**	**13,148**	**(3,234)**	**9,914**
Total assets (*) - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
(*) Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 27,137, result of financial assets and liabilities at fair value through profit or loss of R$ (249) and foreign exchange results and exchange variations in foreign transactions of R$ 3,461.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,553).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.101

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	09/30/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	20,842	6,830	27,672	17,095	7,172	24,267

	07/01 to 09/30/2021			07/01 to 09/30/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	29,612	7,928	37,540	21,432	4,860	26,292
Income from insurance and private pension operations before claim and selling expenses	1,181	9	1,190	1,096	-	1,096
Commissions and Banking Fees	9,705	1,157	10,862	8,684	982	9,666

	01/01 to 09/30/2021			01/01 to 09/30/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	74,218	24,746	98,964	75,373	17,895	93,268
Income from insurance and private pension operations before claim and selling expenses	3,172	14	3,186	3,178	-	3,178
Commissions and Banking Fees	27,482	3,445	30,927	25,519	2,873	28,392

(1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A. (1), Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XPart S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3);

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.102

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

(1) New legal name of Duratex S.A.

a) Transactions with related parties:

	Annual rate	ITAÚ UNIBANCO HOLDING					
		Assets / (Liabilities)		Revenues / (Expenses)			
		09/30/2021	12/31/2020	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Interbank investments		**-**	**18,539**	**-**	**15**	**33**	**48**
Other		-	18,539	-	15	33	48
Loan operations		**637**	**727**	**7**	**21**	**21**	**65**
Duratex S.A.	CDI + 1.45%	534	515	9	6	19	14
Other	CDI + 1.3% to 1.5% / 2.5% to 6% / 100% CDI	103	212	(2)	15	2	51
Securities and derivative financial instruments (assets and liabilities)		**4,930**	**1,716**	**88**	**6**	**143**	**10**
Investment funds		192	107	11	6	25	10
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,087	950	(5)	-	18	-
Itaúsa S.A.	CDI + 2% to 2.4%	1,226	771	21	-	39	-
Águas do Rio 4 SPE S.A.	CDI + 3.5%	1,204	-	17	-	17	-
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9%	854	-	29	-	29	-
Other	CDI + 1.8% to 3.5%	367	(112)	15	-	15	-
Deposits		**-**	**-**	**(1)**	**-**	**(1)**	**-**
Other		-	-	(1)	-	(1)	-
Deposits received under securities repurchase agreements		**(492)**	**(165)**	**(3)**	**(6)**	**(7)**	**(24)**
Alpargatas S.A.	101% CDI	(8)	(107)	1	(3)	-	(9)
Dexco S.A.	82% to 99% CDI	(19)	(49)	-	-	(1)	(2)
Águas do Rio 4 SPE S.A.	99% CDI	(135)	-	(1)	-	(1)	-
Águas do Rio 1 SPE S.A.	99% CDI	(136)	-	(1)	-	(1)	-
Aegea Saneamento e Participações S.A.	99% CDI	(181)	-	(2)	-	(2)	-
Other	100% SELIC / 100% CDI	(13)	(9)	-	(3)	(2)	(13)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(148)**	**(26)**	**5**	**15**	**6**	**33**
Instituto Unibanco		-	123	1	1	3	2
Fundação Itaú Unibanco – Previdência Complementar		(82)	(93)	10	14	28	39
ConectCar Soluções de Mobilidade Eletrônica S.A.		(20)	(46)	1	3	4	5
Olimpia Promoção e Serviços S.A.		(7)	(9)	(15)	(11)	(46)	(29)
Itaú Unibanco S.A.		-	-	-	1	-	1
Itaúsa S.A.		(11)	1	3	3	9	8
Águas do Rio 4 SPE S.A.		(19)	-	1	-	1	-
Águas do Rio 1 SPE S.A.		(11)	-	1	-	1	-
Other		2	(2)	3	4	6	7
Rent		-	-	(8)	(7)	(24)	(24)
Fundação Itaú Unibanco – Previdência Complementar		-	-	**(8)**	**(7)**	**(23)**	**(22)**
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	-	-	(1)	(2)
Donation		**-**	**(500)**	**-**	**-**	**-**	**(1,000)**
Fundação Itaú para a Educação e Cultura		-	(500)	-	-	-	(1,000)
Sponsorship		**17**	**12**	**(3)**	**(4)**	**(8)**	**(10)**
Associação Cubo Coworking Itaú		17	12	(3)	(4)	(8)	(10)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 85, Liabilities of R$ (6,248) and Results of R$ 10 (R$ 65, R$ (6,623) at 12/31/2020 and R$ (23) from 01/01 to 09/30/2020, respectively).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.103

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Fees (109) (119) (346) (374) Profit sharing (40) (22) (139) (70) Post-employment benefits (1) (1) (8) (6) Share-based payment plan (35) (50) (83) (141) Total (185) (192) (576) (591) Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.104

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.105

• Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; • Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; • Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.106

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.107

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

09/30/2021					12/31/2020				
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,033,677	(43,889)	(922)	547	1,447	951,343	(51,480)	(830)	491	1,416

(1) Composed of Loan operations, lease operations and securities.
(2) Comprises expected credit loss for Financial Guarantees R$ (859) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,769) (R$ (3,485) at 12/31/2020).

1.3 Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.
(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.108

1.4 Maximum Exposure of Financial Assets to Credit Risk

	09/30/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,332,546**	**456,181**	**1,788,727**	**1,294,428**	**466,835**	**1,761,263**
At Amortized Cost	**895,845**	**315,103**	**1,210,948**	**861,485**	**324,255**	**1,185,740**
Interbank deposits	15,778	37,447	53,225	17,775	37,910	55,685
Securities purchased under agreements to resell	185,502	5,206	190,708	237,528	2,415	239,943
Securities	127,969	18,117	146,086	103,146	26,658	129,804
Loan and lease operations	525,852	246,212	772,064	468,461	245,643	714,104
Other financial assets	72,192	15,924	88,116	67,425	25,830	93,255
(-) Provision for Expected Loss	(31,448)	(7,803)	(39,251)	(32,850)	(14,201)	(47,051)
At Fair Value Through Other Comprehensive Income	**47,000**	**65,335**	**112,335**	**48,992**	**60,950**	**109,942**
Securities	47,000	65,335	112,335	48,992	60,950	109,942
At Fair Value Through Profit or Loss	**389,701**	**75,743**	**465,444**	**383,951**	**81,630**	**465,581**
Securities	364,321	22,364	386,685	365,718	23,353	389,071
Derivatives	25,265	53,379	78,644	18,227	58,277	76,504
Other financial assets	115	-	115	6	-	6
Financial liabilities - provision for expected loss	**3,915**	**713**	**4,628**	**3,655**	**737**	**4,392**
Loan Commitments	3,393	376	3,769	3,135	350	3,485
Financial Guarantees	522	337	859	520	387	907
Off balance sheet	**434,218**	**69,815**	**504,033**	**372,542**	**58,773**	**431,315**
Financial guarantees	58,460	18,640	77,100	51,830	17,103	68,933
Letters of credit to be released	52,495	-	52,495	41,477	-	41,477
Loan commitments	**323,263**	**51,175**	**374,438**	**279,235**	**41,670**	**320,905**
Mortgage loans	8,212	-	8,212	6,357	-	6,357
Overdraft accounts	143,336	-	143,336	126,302	-	126,302
Credit cards	168,638	3,948	172,586	144,386	3,859	148,245
Other pre-approved limits	3,077	47,227	50,304	2,190	37,811	40,001
Total	**1,762,849**	**525,283**	**2,288,132**	**1,663,315**	**524,871**	**2,188,186**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.109

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loan and lease operations

	09/30/2021	%	12/31/2020	%
Industry and commerce	178,364	23.1	163,784	22.9
Services	167,004	21.6	172,322	24.1
Other sectors	34,650	4.5	37,565	5.3
Individuals	392,046	50.8	340,433	47.7
Total	**772,064**	**100.0**	**714,104**	**100.0**

Other financial assets (*)

	09/30/2021	%	12/31/2020	%
Public sector	648,265	67.0	713,705	71.2
Services	138,388	14.3	79,788	8.0
Other sectors	78,194	8.1	67,636	6.8
Financial	102,836	10.6	139,820	14.0
Total	**967,683**	**100.0**	**1,000,949**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.110

1.4.2 By type and classification of credit risk

Loan and lease operations

	09/30/2021															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	247,387	212,649	920	**460,956**	33,569	19,694	-	**53,263**	22,773	726	-	**23,499**	303,729	233,069	920	**537,718**
Corporate	121,205	19,711	48,734	**189,650**	1,950	47	547	**2,544**	5,370	42	2,484	**7,896**	128,525	19,800	51,765	**200,090**
Micro/Small and medium companies	114,249	68,296	6,960	**189,505**	15,905	4,638	226	**20,769**	9,214	225	115	**9,554**	139,368	73,159	7,301	**219,828**
Foreign loans - Latin America	172,749	46,455	16,283	**235,487**	14,941	1,865	678	**17,484**	12,752	90	153	**12,995**	200,442	48,410	17,114	**265,966**
Total	**655,590**	**347,111**	**72,897**	**1,075,598**	**66,365**	**26,244**	**1,451**	**94,060**	**50,109**	**1,083**	**2,752**	**53,944**	**772,064**	**374,438**	**77,100**	**1,223,602**
%	**61.0**	**32.3**	**6.7**	**100.0**	**70.6**	**27.9**	**1.5**	**100.0**	**92.9**	**2.0**	**5.1**	**100.0**	**63.1**	**30.6**	**6.3**	**100.0**

	12/31/2020															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	**390,285**	30,793	19,387	-	**50,180**	25,532	987	-	**26,519**	255,483	210,647	854	**466,984**
Corporate	123,665	17,670	43,602	**184,937**	2,793	16	595	**3,404**	8,063	93	2,516	**10,672**	134,521	17,779	46,713	**199,013**
Micro/Small and medium companies	96,784	50,813	5,434	**153,031**	15,965	3,884	440	**20,289**	9,206	307	131	**9,644**	121,955	55,004	6,005	**182,964**
Foreign loans - Latin America	167,601	35,960	14,498	**218,059**	16,692	1,414	676	**18,782**	17,852	101	187	**18,140**	202,145	37,475	15,361	**254,981**
Total	**587,208**	**294,716**	**64,388**	**946,312**	**66,243**	**24,701**	**1,711**	**92,655**	**60,653**	**1,488**	**2,834**	**64,975**	**714,104**	**320,905**	**68,933**	**1,103,942**
%	**62.1**	**31.1**	**6.8**	**100.0**	**71.5**	**26.7**	**1.8**	**100.0**	**93.3**	**2.3**	**4.4**	**100.0**	**64.7**	**29.1**	**6.2**	**100.0**

Internal Rating	09/30/2021				12/31/2020			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	614,500	37,255	-	**651,755**	501,463	13,172	-	**514,635**
Medium	39,711	19,183	-	**58,894**	84,193	37,249	-	**121,442**
High	1,379	9,927	-	**11,306**	1,552	15,822	-	**17,374**
Credit-Impaired	-	-	50,109	**50,109**	-	-	60,653	**60,653**
Total	**655,590**	**66,365**	**50,109**	**772,064**	**587,208**	**66,243**	**60,653**	**714,104**
%	**84.9**	**8.6**	**6.5**	**100.0**	**82.2**	**9.3**	**8.5**	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.111

Other financial assets 09/30/2021 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 17,384 5,503 5,231 12,153 12,153 — Government securities 463,731 467,548 463,731 — — Brazilian government 400,804 403,580 400,804 — — Other Public—36 — ——Abroad 62,927 63,932 62,927 — — Argentina 2,136 2,106 2,136 — — United States 5,959 5,985 5,959 — — Mexico 11,480 11,484 11,480 — — Italy 127 129 127 — — Spain 6,441 6,448 6,441 — — Korea 5,855 5,861 5,855 — — Chile 21,247 22,090 21,247 — — Paraguay 3,184 3,245 3,184 — — Uruguay 1,934 1,932 1,934 — — Colombia 4,557 4,645 4,557 — — Peru 7 7 7 — — Corporate securities 161,928 157,953 156,094 3,169 2,533 5,476 3,301 Rural product note 10,919 10,677 10,768 170 134 36 17 Real estate receivables certificates 4,961 5,025 4,961 — — Bank deposit certificate 306 307 306 — — Debentures 94,681 90,488 89,775 2,122 1,653 5,183 3,253 Eurobonds and other 9,617 9,617 9,617 — — Financial bills 9,359 9,369 9,359 — — Promissory notes 6,786 6,762 6,786 — — Other 25,299 25,708 24,522 877 746 257 31 Total 643,043 631,004 625,056 15,322 14,686 5,476 3,301 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.112

12/31/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 14,204 3,232 2,997 10,943 10,943 1,232 264 Government securities 483,791 479,477 483,791 — — Brazilian government 422,098 417,782 422,098 — — Other Public—36 — ——Abroad 61,693 61,659 61,693 — — Argentina 1,498 1,480 1,498 — — United States 5,835 5,847 5,835 — — Mexico 10,222 10,227 10,222 — — Italy 130 133 130 — — Spain 4,844 4,847 4,844 — — Korea 3,947 3,951 3,947 — — Chile 23,195 23,183 23,195 — — Paraguay 2,950 3,011 2,950 — — Uruguay 978 964 978 — — Colombia 8,089 8,012 8,089 — — Peru 5 4 5 — — Corporate securities 127,757 122,695 122,326 3,485 2,738 5,873 2,693 Rural product note 5,823 5,717 5,723 38 36 115 64 Real estate receivables certificates 5,342 5,290 5,268 77 73—1 Bank deposit certificate 1,066 1,064 1,066 — — Debentures 62,723 57,963 58,365 2,402 1,779 5,462 2,579 Eurobonds and other 7,604 7,445 7,604 — — Financial bills 15,783 15,784 15,783 — — Promissory notes 7,629 7,611 7,629 — — Other 21,787 21,821 20,888 968 850 296 49 Total 625,752 605,404 609,114 14,428 13,681 7,105 2,957 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.113

Other Financial Assets—Internal Classification by Level of Risk 09/30/2021 Financial Assets—At Amortized Cost Financial assets at fair value Financial Assets at fair Internal rating Interbank deposits and (*) value through other Total securities purchased under Securities through profit or loss comprehensive income agreements to resell Low 243,915 140,779 461,234 112,335 958,263 Medium—3,960 3,891—7,851 High 18 1,347 204—1,569 Total 243,933 146,086 465,329 112,335 967,683% 25.2 15.1 48.1 11.6 100.0 (*) Includes Derivatives in the amount of R$ 78,644 at 09/30/2021. 12/31/2020 Financial Assets—At Amortized Cost Financial assets at fair value Financial Assets at fair Internal rating Interbank deposits and (*) value through other Total securities purchased under Securities through profit or loss comprehensive income agreements to resell Low 295,334 123,553 463,168 109,942 991,997 Medium—4,396 2,192—6,588 High 294 1,855 215—2,364 Total 295,628 129,804 465,575 109,942 1,000,949% 29.5 13.0 46.5 11.0 100.0 (*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.114

1.4.3 Collateral for loans and lease operations

	09/30/2021				12/31/2020			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**103,859**	**256,594**	**905**	**819**	**80,907**	**202,819**	**1,746**	**1,621**
Personal (1)	2,306	7,749	584	537	1,960	6,759	737	698
Vehicles (2)	25,351	63,455	313	276	21,595	44,673	999	918
Mortgage loans (3)	76,202	185,390	8	6	57,352	151,387	10	5
Micro, small and medium companies and corporates (4)	**164,803**	**606,618**	**24,465**	**21,533**	**151,129**	**444,696**	**31,582**	**27,011**
Foreign loans - Latin America (4)	**161,214**	**316,907**	**13,100**	**7,402**	**161,987**	**309,489**	**15,381**	**9,050**
Total	**429,876**	**1,180,119**	**38,470**	**29,754**	**394,023**	**957,004**	**48,709**	**37,682**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loan and lease operations, R$ 303,718 (R$ 271,372 at 12/31/2020) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.115

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 209 (R$ 159 from 01/01 to 09/30/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; • Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); • Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.116

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 09/30/2021, the average total VaR in Historical Simulation was R$ 378 or 0.3% of total stockholders' equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of Reais)							
	09/30/2021 (*)				12/31/2020 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	849	425	1,083	1,038	614	292	1,961	431
Currencies	20	10	37	12	20	9	71	24
Shares	48	20	98	52	23	9	49	30
Commodities	4	1	8	3	2	1	4	1
Effect of diversification	-	-	-	(609)	-	-	-	(263)
Total risk	**378**	**198**	**564**	**496**	**282**	**166**	**763**	**223**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.117

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	09/30/2021						12/31/2020					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**492,210**	**275,252**	**184,097**	**628,123**	**247,320**	**1,827,002**	**478,065**	**335,803**	**185,587**	**568,219**	**227,397**	**1,795,071**
At amortized cost	**390,966**	**232,344**	**141,380**	**347,163**	**137,370**	**1,249,223**	**406,497**	**251,388**	**121,432**	**314,949**	**125,282**	**1,219,548**
Compulsory deposits in the Central Bank of Brazil	89,285	-	-	-	-	89,285	83,133	-	-	-	-	83,133
Interbank deposits	35,928	4,441	7,633	4,942	215	53,159	34,998	5,410	8,178	6,864	187	55,637
Securities purchased under agreements to resell	166,056	23,565	-	957	114	190,692	196,053	43,625	170	10	77	239,935
Securities	3,948	14,542	24,925	74,984	25,624	144,023	9,325	16,907	11,440	55,070	33,997	126,739
Loan and lease operations	95,749	189,796	108,822	266,280	111,417	772,064	82,988	185,446	101,644	253,005	91,021	714,104
At fair value through other comprehensive income	**11,376**	**10,529**	**6,981**	**65,998**	**17,451**	**112,335**	**13,357**	**12,557**	**6,958**	**54,452**	**22,618**	**109,942**
At fair value through profit and loss	**89,868**	**32,379**	**35,736**	**214,962**	**92,499**	**465,444**	**58,211**	**71,858**	**57,197**	**198,818**	**79,497**	**465,581**
Securities	76,615	8,067	31,020	195,882	75,101	386,685	40,577	63,455	48,092	178,565	58,382	389,071
Derivatives	13,253	24,244	4,713	19,036	17,398	78,644	17,634	8,403	9,099	20,253	21,115	76,504
Other financial assets	-	68	3	44	-	115	-	-	6	-	-	6
Financial liabilities	**632,571**	**141,689**	**91,459**	**372,212**	**226,620**	**1,464,551**	**624,542**	**141,647**	**122,233**	**452,797**	**118,616**	**1,459,835**
At amortized cost	**620,698**	**119,937**	**87,435**	**352,720**	**212,777**	**1,393,567**	**607,741**	**134,640**	**109,560**	**426,488**	**101,753**	**1,380,182**
Deposits	390,158	56,231	32,422	209,737	130,186	818,734	370,604	80,456	59,955	277,055	20,940	809,010
Securities sold under repurchase agreements	218,127	1,451	706	30,352	16,030	266,666	220,219	3,001	1,962	23,811	24,371	273,364
Interbank market funds	11,745	47,338	38,247	63,821	4,479	165,630	9,542	48,407	36,972	56,482	4,632	156,035
Institutional market funds	263	14,428	15,541	46,954	62,082	139,268	6,950	2,247	10,142	67,159	51,810	138,308
Premium bonds plans	405	489	519	1,856	-	3,269	426	529	529	1,981	-	3,465
At fair value through profit and loss	**11,873**	**21,752**	**4,024**	**19,492**	**13,843**	**70,984**	**16,801**	**7,007**	**12,673**	**26,309**	**16,863**	**79,653**
Derivatives	11,873	21,705	4,006	19,395	13,791	70,770	16,791	7,002	12,672	26,252	16,788	79,505
Structured notes	-	-	16	47	52	115	10	-	1	57	75	143
Other financial liabilities	-	47	2	50	-	99	-	5	-	-	-	5
Difference assets / liabilities (*)	**(140,361)**	**133,563**	**92,638**	**255,911**	**20,700**	**362,451**	**(146,477)**	**194,156**	**63,354**	**115,422**	**108,781**	**335,236**
Cumulative difference	**(140,361)**	**(6,798)**	**85,840**	**341,751**	**362,451**		**(146,477)**	**47,679**	**111,033**	**226,455**	**335,236**	
Ratio of cumulative difference to total interest-bearing assets	-7.7%	-0.4%	4.7%	18.7%	19.8%		-8.2%	2.7%	6.2%	12.6%	18.7%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.118

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivityto currencyrisk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. 3. Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity; • Contingency plans for crisis situations; • Reports and charts that describe the risk positions; • Assessment of funding costs and alternative sources of funding; • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.4% or R$ 395.3 billion, are immediatelyavailable to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits -is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.119

Funding from customers	09/30/2021			12/31/2020		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**390,158**	**818,734**		**370,604**	**809,010**	
Demand deposits	147,389	147,389	14.3	134,805	134,805	13.2
Savings deposits	187,562	187,562	18.2	179,470	179,470	17.5
Time deposits	53,758	479,987	46.6	55,778	491,234	48.0
Other	1,449	3,796	0.4	551	3,501	0.4
Funds from acceptances and issuance of securities (1)	5,163	132,616	12.9	1,978	136,638	13.4
Funds from own issue (2)	-	21	-	218	1,985	0.2
Subordinated debt	-	78,996	7.6	6,657	74,916	7.3
Total	**395,321**	**1,030,367**	**100.0**	**379,457**	**1,022,549**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 263.0 billion and accounted for 66.5% of the short term redeemable obligations, 25.5% of total funding, and 18.6% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	09/30/2021 %	12/31/2020 %
Net assets (1) / customers funds within 30 days (2)	66.5	85.2
Net assets (1) / total customers funds (3)	25.5	31.6
Net assets (1) / total financial assets (4)	18.6	23.4

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.

(2) Funding from customers table (Total funding from customers 0-30 days).

(3) Funding from customers table (Total funding from customers).

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,411,889 (R$ 1,381,769 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.120

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	09/30/2021					12/31/2020				
Financial assets [(1)]	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**42,222**	**-**	**-**	**-**	**42,222**	**46,224**	**-**	**-**	**-**	**46,224**
Interbank investments	**206,148**	**22,952**	**3,930**	**1,460**	**234,490**	**234,755**	**43,276**	**6,273**	**1,092**	**285,396**
Securities purchased under agreements to resell – Collateral held [(2)]	45,284	-	-	-	45,284	44,743	-	-	-	44,743
Securities purchased under agreements to resell – Collateral repledge	124,637	10,815	-	16	135,468	150,474	31,561	-	-	182,035
Interbank deposits [(4)]	36,227	12,137	3,930	1,444	53,738	39,538	11,715	6,273	1,092	58,618
Securities	**182,521**	**27,399**	**25,317**	**234,072**	**469,309**	**239,964**	**16,348**	**17,144**	**101,908**	**375,364**
Government securities - available	170,183	381	390	5,653	176,607	226,615	393	379	5,779	233,166
Government securities – under repurchase commitments	676	10,137	12,555	55,340	78,708	93	3,905	6,749	15,132	25,879
Corporate securities - available	11,637	15,338	10,854	133,747	171,576	13,256	11,113	8,352	51,927	84,648
Corporate securities – under repurchase commitments	25	1,543	1,518	39,332	42,418	-	937	1,664	29,070	31,671
Derivative financial instruments - Net position	**13,253**	**28,957**	**7,898**	**28,536**	**78,644**	**17,634**	**17,502**	**6,478**	**34,890**	**76,504**
Swaps	272	5,291	6,558	27,062	39,183	4,064	2,952	5,117	33,886	46,019
Options	1,001	17,936	675	691	20,303	10,103	8,783	992	540	20,418
Forwards	10,229	2,340	2	-	12,571	1,323	757	5	-	2,085
Other derivatives	1,751	3,390	663	783	6,587	2,144	5,010	364	464	7,982
Loan and lease operations [(3)]	**70,238**	**245,841**	**136,484**	**332,990**	**785,553**	**60,896**	**236,173**	**114,523**	**317,492**	**729,084**
Other financial assets	**-**	**71**	**26**	**18**	**115**	**-**	**6**	**-**	**-**	**6**
Total financial assets	**514,382**	**325,220**	**173,655**	**597,076**	**1,610,333**	**599,473**	**313,305**	**144,418**	**455,382**	**1,512,578**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 99,341 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 6,079 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and in the BACEN.

(3) Net of payment to merchants of R$ 79,134 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,055 (R$ 1,623 at 12/31/2020).

(4) Includes R$ 29,580 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.121

Undiscounted future flows, except for derivatives which are fair value	09/30/2021					12/31/2020				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**387,215**	**92,254**	**86,289**	**338,483**	**904,241**	**369,957**	**145,085**	**36,258**	**344,261**	**895,561**
Demand deposits	147,389	-	-	-	147,389	134,805	-	-	-	134,805
Savings deposits	187,562	-	-	-	187,562	179,470	-	-	-	179,470
Time deposit	50,147	90,408	86,169	338,317	565,041	53,978	143,446	36,182	343,974	577,580
Interbank deposits	1,624	1,846	120	166	3,756	1,633	1,639	76	287	3,635
Other deposits	493	-	-	-	493	71	-	-	-	71
Compulsory deposits	**(42,109)**	**(11,849)**	**(10,544)**	**(34,839)**	**(99,341)**	**(36,337)**	**(16,874)**	**(4,412)**	**(32,436)**	**(90,059)**
Demand deposits	(10,056)	-	-	-	(10,056)	(6,926)	-	-	-	(6,926)
Savings deposits	(25,320)	-	-	-	(25,320)	(22,672)	-	-	-	(22,672)
Time deposit	(6,733)	(11,849)	(10,544)	(34,839)	(63,965)	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)
Securities sold under repurchase agreements (1)	**279,666**	**4,008**	**7,570**	**9,925**	**301,169**	**260,846**	**5,024**	**5,183**	**22,591**	**293,644**
Government securities	198,443	734	4,795	9,907	213,879	182,848	2,070	2,414	22,564	209,896
Corporate securities	25,312	3,274	2,775	18	31,379	22,056	2,954	2,769	27	27,806
Foreign	55,911	-	-	-	55,911	55,942	-	-	-	55,942
Funds from acceptances and issuance of securities (2)	**5,245**	**37,383**	**28,641**	**69,254**	**140,523**	**2,391**	**40,463**	**35,189**	**68,573**	**146,616**
Loans and onlending obligations (3)	**7,013**	**77,019**	**6,322**	**9,123**	**99,477**	**11,891**	**64,735**	**6,239**	**6,388**	**89,253**
Subordinated debt (4)	**53**	**23,776**	**25,751**	**48,983**	**98,563**	**6,797**	**8,428**	**28,994**	**45,762**	**89,981**
Derivative financial instruments - Net position	**11,873**	**25,711**	**7,578**	**25,608**	**70,770**	**16,791**	**19,674**	**6,895**	**36,145**	**79,505**
Swaps	236	5,184	6,229	24,518	36,167	7,344	3,612	5,573	35,260	51,789
Options	1,180	17,489	634	698	20,001	6,355	12,381	998	528	20,262
Forwards	9,358	9	-	-	9,367	892	13	-	-	905
Other derivatives	1,099	3,029	715	392	5,235	2,200	3,668	324	357	6,549
Other financial liabilities	**-**	**49**	**49**	**1**	**99**	**-**	**5**	**-**	**-**	**5**
Total financial liabilities	**648,956**	**248,351**	**151,656**	**466,538**	**1,515,501**	**632,336**	**266,540**	**114,346**	**491,284**	**1,504,506**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	09/30/2021					12/31/2020				
	0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial Guarantees	2,021	26,894	9,108	39,077	**77,100**	2,859	24,491	6,428	35,155	**68,933**
Commitments to be released	143,866	35,112	18,298	177,162	**374,438**	128,792	27,144	11,776	153,193	**320,905**
Letters of credit to be released	52,495	-	-	-	**52,495**	41,477	-	-	-	**41,477**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	12	-	-	**12**	-	36	-	-	**36**
Total	**198,382**	**62,018**	**27,406**	**216,239**	**504,045**	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.122

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	123,547	119,960
Tier 1	141,409	137,157
Total capital (PR)	161,099	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,095,194	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	12.9%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.625%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.625%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

As of September 30, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,713 (R$ 17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$ 19,610 (R$ 14,024 as of December 31, 2020).

The Basel Ratio reached 14.7% on September 30, 2021, with an increase of 0.2 percentage point as compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the increase in credit risk weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 73,483 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 28,749 (R$ 23,450 at 12/31/2020), generously covered by available capital.

In September 2021, ITAÚ UNIBANCO HOLDING issued R$ 5.5 billion in Tier II Subordinated Financial Notes, which have a repurchase option as from 2026. These Subordinated Financial Notes are authorized to compose ITAÚ UNIBANCO HOLDING's Tier II Capital, with an estimated increase of 0.52 p.p. in its Basel Ratio.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.123

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2021, fixed assets ratio reached 17.6% (24.0% at 12/31/2020), showing a surplus of R$ 52,232 (R$ 39,274 at 12/31/2020).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	09/30/2021	12/31/2020
Credit Risk - standardized approach	**986,309**	**921,934**
Credit risk (excluding counterparty credit risk)	864,316	778,153
Counterparty credit risk (CCR)	42,157	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	26,068	27,119
Of which: other CCR	16,089	18,555
Credit valuation adjustment (CVA)	7,604	5,960
Equity investments in funds - look-through approach	5,700	4,897
Equity investments in funds - mandate-based approach	92	623
Equity investments in funds - fall-back approach	1,346	716
Securitisation exposures - standardized approach	1,600	1,506
Amounts below the thresholds for deduction	63,494	84,405
Market Risk	**22,373**	**27,481**
Of which: standardized approach (RWA_{MPAD})	27,966	34,351
Of which: internal models approach (RWA_{MINT})	15,281	22,362
Operational Risk	**86,512**	**92,792**
Total	**1,095,194**	**1,042,207**

III – Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.124

IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.125

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	09/30/2021 (2)		12/31/2020	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	62	1	56	2
5% decrease	(66)	(2)	(59)	(2)
Risk-free Interest Rates				
0.1% increase	113	11	98	10
0.1% decrease	(115)	(11)	(100)	(11)
Conversion in Income Rates				
5% increase	(14)	-	(9)	-
5% decrease	14	-	9	-
Claims				
5% increase	-	(57)	-	(52)
5% decrease	-	57	-	52

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 06/30/2021, since the actuarial calculations are made on a half-yearly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.126

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 09/30/2021			01/01 to 09/30/2020		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	647	646	99.8	620	620	100.0
Individual accident	139	138	99.3	145	145	100.0
Credit Life Insurance	710	710	100.0	424	424	100.0
Group life	880	878	99.8	702	702	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	09/30/2021		12/31/2020	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,104	(3.15)	7,025	(3.11)
National Treasury Notes (NTN-B)	5,693	(5.92)	5,215	(5.42)
National Treasury Notes (NTN-F)	159	(0.10)	134	(0.08)
National Treasury Bills (LTN)	1,604	(0.28)	2,098	(0.31)
Corporate securities				
Indexed to IPCA	330	(0.33)	22	(0.01)
Indexed to PRE	35	-	85	-
Indexed to PYG	21	(0.01)	-	-
Shares	**1,094**	**11**	**1,320**	**13**
Post-fixed assets	**3,994**	**-**	**2,414**	**-**
Under agreements to resell	**1,936**	**-**	**697**	**-**
Total	**19,970**		**19,010**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.127

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	09/30/2021			12/31/2020		
Insurance operations	**Backing asset**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,713	52.7	11.0	2,298	57.8	19.1
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	917	46.1	18.9	838	50.9	27.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	19	12.4	10.8	16	16.3	18.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	20	153.5	19.5	17	172.6	24.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1	190.3	10.8	2	204.1	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	131	7.0	92.7	132	7.0	96.4
Subtotal	**Subtotal**	**3,801**			**3,303**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	94	104.3	78.3	88	109.4	81.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	11	15.7	9.9	12	17.4	22.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	76	15.7	9.9	68	17.4	22.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	26	15.7	9.9	22	17.4	22.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	479	15.7	9.9	332	17.4	22.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,746	104.3	78.5	3,278	109.4	81.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	198,608	158.8	55.2	205,670	166.5	56.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	7,369	182.4	77.0	6,268	188.5	80.9
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,540	182.3	77.0	1,304	188.4	80.9
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	671	182.4	77.0	655	188.5	80.9
Subtotal	**Subtotal**	**212,620**			**217,697**		
Total technical reserves	**Total backing assets**	**216,421**			**221,000**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.

(2) DU = Duration in months.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.128

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 37% (59% at 12/31/2020), Mapfre Re do Brasil Companhia de Resseguros with 37% (21% at 12/31/2020), RGA Global Reinsurance Company LTD with 22% and Austral Resseguradora S.A. with 4% (20% at 12/31/2020).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (45% at 12/31/2020), RGA Global Reinsurance Company LTD with 40%, IRB Brasil Resseguros S.A. with 25% at 12/31/2020 and Austral Resseguradora S.A. with 30% at 12/31/2020.

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	09/30/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	5,491	31,018	199,287	805	236,601
Medium	-	-	3	-	3
High	-	-	21	-	21
Total	**5,491**	**31,018**	**199,311**	**805**	**236,625**
%	**2.4**	**13.1**	**84.2**	**0.3**	**100.0**

(*) Includes Derivatives in the amount of R$ 2,464.

	12/31/2020				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	3,517	30,614	205,099	1,194	240,424
Medium	-	-	3	-	3
High	-	-	-	-	-
Total	**3,517**	**30,614**	**205,102**	1,194	**240,427**
%	**1.5**	**12.7**	**85.3**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,336.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 | F.129

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020; iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021; v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses; vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha); vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and viii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in September 2021 is R$ 23,326. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 2.6% decrease in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.130

(d) the allowance for loan losses in the amount of R$ 41,734 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In September 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 184% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 13.6% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 309 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.131

In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Note 34—Subsequent Event Itaú CorpBanca At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion (approximately US$ 1,058 million / R$ 5,598 million) was approved, through the issuance of 461,111,111,111 shares, and the current shareholders had, from October 4, 2021 to November 2, 2021, to exercise their preemptive right in the first “período de opción preferente”—“POP” (preferred subscription period). A second POP is possible for subscription of the remaining shares issued. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 F.132